SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2015, released on April 8, 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 8, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer (exercising the powers of Chairman and Chief Executive Officer)

Exhibit 1.1

中国电信
CHINA TELECOM

China Telecom Corporation Limited

HKEx Stock Code: 728
NYSE Stock Code: CHA

ANNUAL REPORT 2015

WE ENGAGE
WE EVOLVE
WE EXCEL

ABOUT

CHINA TELECOM

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is one of the world’s largest and leading integrated information service operators, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2015, the Company had wireline access lines in services of about 134 million, wireline broadband subscribers of about 113 million and mobile subscribers of about 198 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

CONTENTS

Forward-Looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

1	Contents

2	2015 Milestones

3	Corporate Information

4	Financial Highlights

8	Statement of the Board

18	Directors, Supervisors and Senior Management

28	Management’s Discussion and Analysis
28 Business Review
38 Financial Review

50	Report of the Directors

67	Report of the Supervisory Committee

70	Recognition and Awards

72	Corporate Governance Report

98	Human Resources Development Report

106	Corporate Social Responsibility Report

116	Notice of Annual General Meeting

121	Independent Auditor’s Report

122	Consolidated Statement of Financial Position

124	Consolidated Statement of Comprehensive Income

125	Consolidated Statement of Changes in Equity

126	Consolidated Statement of Cash Flows

128	Notes to the Consolidated Financial Statements

194	Financial Summary

196	Shareholder Information

Corporate Culture

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

2015 MILESTONES

Dec

•	China Telecom and China Unicom jointly published the “White paper of six-mode handset” to promote the six-mode handsets as the national standard providing more convenience to customers

Oct

•	China Telecom disposed the telecommunications towers and related assets to China Tower Corporation Limited. Through sharing of tower resources, China Telecom developed the 4G network in a faster and more efficient way, so as to promote the development of 4G business

Jul

•	Applying the carrier aggregation technology, China Telecom took the pioneer to launch the “e-Surfing 4G+”(LTE-A) service of 300Mbps download speed in the industry

May

•	China Telecom took the initiative to release the “Internet+” action white paper in the industry and jointly painted the “Internet+” blueprint with cooperative partners

Apr

•	Xizang was affected by the devastating earthquake of 8.1 magnitude in Nepal. China Telecom quickly restored the communications in the disaster area.

Feb

•	China Telecom was successfully granted the permit to operate the LTE/4G digital cellular mobile service (LTE FDD) to accelerate the scale development of 4G services

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

CORPORATE INFORMATION

Board of Directors

Executive Directors

Yang Jie (exercising the powers of the

Chairman and Chief Executive Officer)

Zhang Jiping

Yang Xiaowei

Sun Kangmin

Ke Ruiwen

Non-Executive Director

Zhu Wei

Independent Non-Executive Directors

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Wang Hsuehming

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Xu Erming

Wang Hsuehming

Remuneration Committee

Xu Erming (Chairman)

Tse Hau Yin, Aloysius

Wang Hsuehming

Nomination Committee

Cha May Lung, Laura (Chairlady)

Tse Hau Yin, Aloysius

Xu Erming

Supervisory Committee

Sui Yixun (Chairman)

Tang Qi (Employee Representative)

Zhang Jianbin (Employee Representative)

Hu Jing

Ye Zhong

Company Secretary

Chu Ka Yee

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

FINANCIAL HIGHLIGHTS

	2013	2014	2015
Operating revenues (RMB millions)	321,584	324,394	331,202
EBITDA[1] (RMB millions)	96,551	94,853	94,106
EBITDA margin[2]	34.6%	33.0%	32.1%
Net profit[3] (RMB millions)	17,545	17,680	20,054
Capital expenditure (RMB millions)	79,992	76,889	109,094
Total debt/Equity[4]	39.7%	36.8%	38.4%
Earnings per share (RMB)	0.2168	0.2185	0.2478
Dividend per share (HK$)	0.095	0.095	0.095

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Equity represented equity attributable to equity holders of the Company.

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

FINANCIAL HIGHLIGHTS

Operating Revenues	EBITDA[1]
(RMB millions)	(RMB millions)

Net Profit[3]	Dividend Per Share
(RMB millions)	(HK$)

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

China Telecom reacted to a number of unprecedented challenges calmly in 2015. We captured the new opportunities and new growth potentials brought by the change in business environment and the tide of Internet. We persistently marched towards our pre-set goal with a mindset to innovate and courage to reform and breakthrough. We added value to ourselves and the Company, and at the same time, we brought brand-new experience to our customers. In 2016, we will continue to grasp the chance and strive to move forward for a bright future!

Yang Jie
Executive Director,
President and
Chief Operating Officer

8	9

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

Dear Shareholders,

In 2015, the Company proactively grasped opportunities and achieved excellent execution of its established strategy through innovation. While taking the initiative to respond to various regulatory challenges, the Company has maintained a stable and healthy development and further strengthened its market position. Taking full advantage of favourable policies such as the issuance of LTE FDD licence and leveraging the sharing of telecommunications towers, we tilted more investment towards key business areas to speed up our core network upgrade. As a result, our 4G and fibre broadband featuring broad coverage, excellent quality and superb customer experience have taken shape quickly. In the meantime, we accelerated the integrated and scale development of 4G and fibre broadband services, thereby migrating our core fundamental services to high-value areas and shifting our growth drivers. We also further deepened our data traffic operation to boost differentiated development of emerging services to become a major growth driver. Moreover, the Company continuously promoted its comprehensive in-depth reform, persisted in innovation as a driving force, reinforced open cooperation and Internet-oriented transformation, and accelerated its full preparation for achieving new breakthrough. As a result, the capability of future value creation and vitality of the Company have been enhanced consistently. The completion of the disposal of our telecommunications towers and related assets will further foster the Company’s value enhancement in the future.

Operating Results

In 2015, the Company’s operating fundamentals remained robust. Despite the impact of various regulatory policies such as VAT reform, “Speed Upgrade and Tariff Reduction”1 and “handset data traffic carried forward”2, the operating revenues of the Company still increased by 2.1% over last year, amounting to RMB331.2 billion. Service revenues3 increased by 2.0% over last year, amounted to RMB293.3 billion, with revenue growth surpassing industry and further enhancement in market share. Emerging businesses accounted for approximately 34% of service revenues, representing an increase of 5 percentage points over the same period last year with further acceleration in the optimisation of business structure. EBITDA4 was RMB94.1 billion, while EBITDA margin5 was 32.1%. Profit attributable to the equity holders of the Company6 was RMB20.1 billion, representing an increase of 13.4% over last year. Basic earnings per share were RMB0.25. Capital expenditure was RMB109.1 billion, representing an increase of RMB32.2 billion over last year while free cash flow7 was -RMB21.5 billion.

[1]	In May 2015, the government issued the “Guidance for accelerating the construction of high-speed broadband network and promotion of network speed upgrade and tariff reduction”.
[2]	From October 2015, the Company further implemented the policy of “Speed Upgrade and Tariff Reduction”, enabling handset users to carry forward unused handset data traffic for use to the next one month.
[3]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[4]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[5]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[6]	Profit attributable to the equity holders of the Company for 2015 included a one-off gain of approximately RMB3.9 billion from the disposal of towers assets.
[7]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

Since the commencement of the pilot programme of the VAT reform in the telecommunications industry in June 2014, the Company has been striving to optimise its development and sales models, implement enhanced management over cost and procurement, and optimise revenue structure. The relevant monthly average adverse impact in 2015 has been reduced. With the full implementation of the VAT reform across the nation in 2016, it will be beneficial for the enhancement of the Company’s profitability in the future.

Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a dividend equivalent to HK$0.095 per share be declared for the year 2015, maintaining at the same level of dividends as last year. Going forward, the Company will strive to enhance its profits while paving the way for an increase in future dividends.

Rapid enhancement in corporate competitive strengths

Accelerated upgrade of core network capabilities.

In 2015, the Company fully leveraged the opportunities from the issuance of FDD licence and tower resources sharing to achieve a leap-forward breakthrough in the 4G network construction. We rapidly accomplished the scale 4G coverage for all developed villages and towns nationwide (all villages and towns in eastern region) or above with 4G coverage network quality comparable to our competitors, laying a solid foundation for rapid scale development of 4G business. By fully leveraging the edges of global mainstream FDD technology standard, we took the initiative in the industry to launch the “e-Surfing 4G+” (LTE-A) services of 300Mbps download speed with industry-leading network experience in the key cities. We fully leveraged the favourable “Internet+” policy and the prosperous market demand and focused on customers’ experience. With full

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

utilisation of our existing capability in fibre network as well as increased efforts in our investments in fibre network enhancement and speed upgrade, we cleared all hurdles throughout the entire process from access port to content port, providing users with industry-leading excellent high-speed 100Mbps network experience. At the end of 2015, the Fibre-to-the- Home (FTTH) coverage in city households reached 75%, representing an increase of 15 percentage points over the end of last year. The average bandwidth of wireline broadband subscribers was approximately 29Mbps, an increase of nearly two times compared to the end of last year, laying a solid foundation for scale development of “Smart Family” products.

Significant strengthening in fundamental business capabilities.

In 2015, the Company accelerated the shift in growth drivers and coordinated the collaborative development of 4G and fibre broadband businesses. The development of 4G business entered into a fast track lane and new competitive edges of fibre broadband were established. With rapid optimisation of subscriber structure, the business scale and market share continued to reinforce. We endeavoured to promote the six-mode handsets as the national standard and tackled the bottlenecks in CDMA terminals. We also proactively developed the cooperation with terminal suppliers of superior brands and promoted the prosperous development in terminal value chain, resulting in enhancement of the Company’s competitive strengths and market influence in the terminal industry. We focused on high-definition (HD) content and smart applications, expedited the optimisation of “Smart Family” products and operating system and offered more innovative, attractive as well as integrated packages to enhance users’ experience and value. The net increase of 4G terminal subscribers for the year was 51.38 million, reaching a total of 58.46 million with market share doubled as compared to last year. The total number of mobile subscribers was nearly 200 million and the overall mobile ARPU was stable with slight increase. The net increase of FTTH subscribers for the year was 28.38 million, reaching a total of 70.99 million. The total number of wireline broadband subscribers reached 113 million while the penetration rate of FTTH subscribers reached 63%, representing an increase of 23 percentage points over the end of last year. The net increase of IPTV (e-Surfing HD) subscribers for the year was more than 9 million, reaching a total of approximately 40 million.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

Emerging businesses becoming the key growth driver.

In 2015, revenues from emerging businesses increased by approximately 20% over last year with continued increase in revenue contribution. We further promoted the precision data traffic management, continued to strengthen cooperation and enriched data traffic product to achieve concurrent enhancement in data traffic scale and value. Despite the impact from “handset data traffic carried forward” policy, the mobile handset Internet access revenues for the year amounted to RMB47.8 billion, representing an increase of 40% over last year with revenue growth surpassing the industry. The aggregate handset Internet data traffic doubled as compared to last year, of which the contribution from 4G data traffic has significantly increased to 51% while the monthly average data traffic per 4G user reached 751MB, representing an increase of 25% over last year. The scale development of key Internet applications continued to expand. In 2015, the active users of “BestPay” has exceeded 40 million with gross merchandise value over RMB770 billion, being doubled over last year. At the same time, we actively explored the Internet finance sector. We reinforced the differentiated capabilities of YiChat products embedding new applications including mobile payment, red packet and lifestyle services. The number of registered YiChat users exceeded 200 million by the end of 2015. With further consolidation of our existing WiFi resources, we expanded the cooperations of hotspot resources and business partners for “aWiFi”. The monthly active “aWiFi” users reached 10 million by the end of 2015. We accelerated the development of new types of ICT service. By firmly seizing the national strategic opportunity of “Internet+”, we fully leveraged the integrated edges of networks, cloud computing and security capability to actively cooperate and promote collaborative development, making use of new technologies such as Big Data and Internet of Things to create differentiated and innovative services. In 2015, the revenues from ICT service amounted to RMB28.8 billion, representing an increase of 21% over last year and the revenue growth of IDC and cloud products was approximately 30%.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

Accelerating reserves for future growth momentum

Sustained comprehensive in-depth reform.

With thorough promotion of sub-division of performance evaluation units, intensified resources allocation tilted frontline and authority delegation, the Company encouraged the staff entrepreneurial development towards frontline. The number of sub-divided frontline operating units has exceeded 50,000 with full release of staff motivation and vitality. The establishment of the “top-down” service support system was expedited, adhering to frontline-oriented and market-oriented services. We fully leveraged the IT capability to create a high-efficient and responsive service support system, resulting in enhancement of frontline operating efficiency and effectiveness. With continuous improvement in market-driven talent management mechanism and business operation models, the Company fostered its efficiently-centralised operations for emerging businesses with Internet-oriented resources allocation and financial management mechanism to facilitate the rapid development of emerging businesses. The corporate vitality and intrinsic momentum have been persistently strengthened.

In-depth promotion of Internet-oriented transformation.

We comprehensively created a highly-efficient, low-cost and professional O2O operating system in an efficiently-centralised manner and promoted the Internet-oriented transformation in channels and services. By leveraging the edges of physical channels, the Company extensively deployed community stores to commence experience marketing for Smart Family, efficiently expanded open channels and

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

focused on accelerating the effectiveness enhancement of key physical channels. At the same time, the Company consolidated existing online channels and created an efficiently-centralised platform with the integration of sales and services, through which the Company’s online services and customer attraction capabilities continued to be strengthened. Nearly 80% of the 4G data traffic packages were sold online. More than 60% of service items and volume were conducted online, which effectively led to staff reduction and efficiency enhancement of physical customer service centres. We deepened the precision management and value management, promoted the upgrade from network maintenance to network operation, accelerated the retirement of aged network facilities, effectively revitalised assets such as plant rooms, accelerated the commercialisation of maintenance services, continuously enhanced network operating capability and value. Through strengthening of risk prevention, we expedited the promotion of efficiently-centralised operation of IT services, strengthened the management over capital expenditure and cost, optimised the sales models and resources allocation, and further reinforced centralised procurement to lower the procurement cost. The operating efficiency and user experience have been persistently improved.

Accelerated cultivation of new growth engines.

The IPTV (e-Surfing HD) business has entered into rapid growth period and has become a strategic fundamental business. With the 100Mbps fibre broadband as its foundation, we fully leveraged the opportunities arising from pioneer cooperation in three network convergence to strengthen efficiently-centralised operations and speed up scale development to seize the key portal in the “Smart Family” market. The “BestPay” business has become a key differentiated means to drive core fundamental businesses. As a strategic innovative business, the “BestPay” business will deeply integrate with 4G services to achieve scale development. With continual expansion of cooperative partners, we will accelerate the development in Internet finance business. Firmly seizing the strategic opportunities of the national plan of “Internet+” and fully leveraging our edges, the Company will further focus on key areas and accelerate the deployment in public market and industry market, creating new growth potential. Our capability in cloud computing and Big Data has been rapidly enhanced, with a continuously optimising product and service portfolio. The Company will take advantage of its integrated edge in cloud and network to provide high quality cloud products, engage in open cooperation and promote applications for Big Data products to continuously enhance its competitive strength and value contribution. The operation of Internet of Things has become gradually mature with continuously expanding scope of applications. The Company will proactively seize the opportunity from the boom in Internet of Things with efficiently-centralised operation to accelerate the expansion of connectivity scale, gradually enrich applications and services for Internet of Things to create new impetus for value creation.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

Corporate Governance and Social Responsibility

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognitions in 2015, including being voted the “Most Honoured Company in Asia” by Institutional Investor for five consecutive years, “Overall Best Managed Company in Asia” by FinanceAsia for five consecutive years and the “No. 1 Best Managed Company in Asia” by Euromoney for six years in a row.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while maintaining a fair and orderly environment for market competition and facilitating healthy development of the entire value chain. We continued to improve our energy-saving technologies, further strengthened energy conservation and emissions reduction in order to promote green operations. We actively responded to the initiatives of “the Belt and Road” by cooperating with our partners in enhancing the standard of information infrastructure for the regions and countries along the path. We received high recognition and appreciation from society by accomplishing telecommunications assurance tasks for the nation’s significant events and disaster reliefs.

Outlook

Currently, the national macro-economic growth is slowing down and the fundamental telecommunications market is becoming saturated amid intensified market competition. The regulatory environment is still embedded with a lot of uncertainties, bringing certain challenges to the future development of the Company. Meanwhile, with the nation’s advocacy of the development concepts of “innovation, harmonisation, green, openness and sharing”, together with the proactive launch of national strategies of “Cyberpower”, “Big Data” and “Internet+”, there is massive room for the rapid development of information economy. During the “Thirteenth Five- Year Plan” period, the national supply-side structural reform shall lead to upgrade in consumption. The release of benefits from “innovation-driven” policies was accelerated, injecting new vitality to industry development. The transformation pace of mainland telecommunications industry accelerates and the new technologies such as cloud computing, Big Data and Internet of Things gradually mature. The “Industrial Internet” will embark a turning point in accelerating growth, providing vast potentials for the Company’s prospect.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

STATEMENT OF THE BOARD

2016 is a crucial year for the Company in building up a more favourable market position for the future. We will firmly seize new opportunities and take the initiative to develop through reform and innovation, while striving to adapt to the changing regulatory environment and tackle various challenges. We will persistently strengthen the core competence in network and operation and tightly grasp the opportunities from the scale development and value enhancement of 4G and fibre broadband businesses to further strengthen the Company’s fundamentals. Meanwhile, we will be unwaveringly dedicated to speedily achieve a breakthrough in the five emerging areas including “Smart Family”, “mobile payment”, “Internet+”, “cloud computing & Big Data” and “Internet of Things” to ignite the new growth engine. We will further promote the comprehensive in-depth reform, incentivise the corporate and employee vitality and deepen the Internet-oriented transformation to upgrade the products and services. With increased efforts in open cooperation, we will fully mobilise and share the social resources to build the “Smart Ecosystem”, and promote to reconstitute our business, network, operation and management to offer integrated smart services. We will endeavour to facilitate the accomplishment of “Cyberpower” and take the lead in the digital ecosystem, thereby continually creating value for our shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Wang Xiaochu for his excellent contributions during his tenure of offices as the Chairman and Chief Executive Officer of the Company.

Yang Jie
Executive Director, President and
Chief Operating Officer
Beijing, China

23 March 2016

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Yang Jie

Age 53, is an Executive Director, President and Chief Operating Officer of the Company. Since 30 December 2015, Mr. Yang has exercised the powers of the Chairman and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Zhang Jiping

Age 60, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate programme in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Mr. Zhang served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and the telecommunications industry.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Yang Xiaowei

Age 52, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Sun Kangmin

Age 58, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Ke Ruiwen

Age 52, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom and Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Zhu Wei

Age 47, is a Non-Executive Director of the Company. Mr. Zhu received his post-graduate diploma in political economy from Jinan University. Mr. Zhu is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Zhu previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Tse Hau Yin, Aloysius

Age 68, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non- Executive Director of CNOOC Limited, Daohe Global Group Limited (formerly known as Linmark Group Limited), Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura

Age 66, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non- Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Professor Xu Erming

Age 66, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Madam Wang Hsuehming
Age 66, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She is currently a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatisation and capital equipment financing.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Gao Tongqing

Age 52, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Mr. Chen Zhongyue
Age 44, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Sui Yixun

Age 52, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Tang Qi

Age 57, is an Employee Representative Supervisor of the Company. Mr. Tang is currently the Senior President of the Shandong branch of the Company. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch and Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Mr. Zhang Jianbin

Age 50, is an Employee Representative Supervisor of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received a LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Hu Jing

Age 40, is a Supervisor of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

Mr. Ye Zhong

Age 56, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman and General Manager of Zhejiang Provincial Information Economy Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd. and Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co., Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

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CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The following table sets out the key operating data for 2013, 2014 and 2015:

	Unit	2013	2014	2015	Rates of Change over 2014
Mobile subscribers	Million	185.58	185.62	197.90	6.6%
Of which: 3G/4G subscribers	Million	103.11	118.63	143.13	20.7%
Wireline broadband subscribers	Million	100.10	106.95	113.06	5.7%
Access lines in service	Million	155.80	143.56	134.32	(6.4%)
Mobile voice usage	Million minutes	603,616	655,939	667,535	1.8%
Mobile SMS usage	Million messages	64,235	64,583	56,817	(12.0%)
3G/4G Handset data traffic	kTB	175.1	266.6	554.7	108.1%
Wireline local voice usage	Million pulses	148,690	130,439	110,935	(15.0%)

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

In 2015, the Company proactively implemented initiatives to respond to challenges brought by the changes in regulatory policies and business environment. While firmly promoting the transformation of fundamental business, the Company also vigorously developed its emerging business, maintaining the overall business with stable growth momentum and rapid growth in subscriber base. The Company achieved industry-leading growth in terms of service revenues and continuously optimised its revenue structure. Corporate competitiveness has been significantly strengthened.

Key operating performance

(1)	Solid growth in operating revenues and continuous optimisation of business structure

In 2015, the Company’s operating revenues increased by 2.1% to RMB331,202 million. Service revenues increased by 2.0% to RMB293,266 million. The Company’s service revenue structure was further optimised, with mobile service revenues accounting for 42.5% and revenues of emerging business accounting for 34.4%, up 5.3 percentage points.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

(2)	Rapid growth in mobile services with remarkable contribution from data traffic operations

In 2015, following the FDD 4G licensing, the Company focused on developing its 4G services, accelerated network construction and deployed 4G+ in key areas. Persisted in the terminal-led approach, the Company strongly promoted 4G+ and signature terminals. Strengthened in content application-driven approach, the Company created differentiated core applications. Mobile subscribers rapidly expanded with a steady growth in revenues. The scale of mobile subscribers reached 197.90 million, with a net addition of 12.28 million. Mobile service revenues increased by 3.5% over last year amounting to RMB124,503 million.

The Company has acted proactively to reduce the impact from “Speed Upgrade & Tariff Reduction”. It leveraged Big Data to perform multi-dimensional analysis on consumer behavior characteristics to optimise its product design and promote efficiently-centralised data traffic packages based on 4G service plans. Data backward monetisation also achieved remarkable results with revenues grew over 5 times. In 2015, 3G/4G handset data traffic reached 555 kTB, an increase of 108.1% year-on-year, while 3G/4G monthly average mobile data traffic per subscriber reached 386MB. Handset data traffic revenue accounted for 38.4% of mobile service revenues, an increase of 10.0 percentage points over last year.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

(3)	Wireline services development remained solid, with market-leading position maintained in broadband

In 2015, the Company proactively promoted the transformation of fundamental business. Deepening the integration between wireline and mobile services, the Company created competitive edge in new integrated development. With strengthened operations of existing customers, the Company stabilised the foundation of revenues from wireline services. Wireline revenues reached RMB168,763 million, representing an increase of 1.0%.

On broadband services development front, the Company accelerated fibre upgrade for its broadband networks and promoted the end-to-end bandwidth upgrade. With focus on promoting high-speed broadband products, the Company has lifted competition barrier to enhance its competitiveness and leading position in the broadband market. In 2015, revenues of wireline broadband increased by 1.1% to RMB74,285 million. Wireline broadband subscribers reached 113.06 million, a net addition of 6.11 million.

For the development of wireline value-added services (VAS) and integrated information services, the Company continued its promotion in three rapidly growing businesses including IPTV (e-Surfing HD), IT Services & Applications and IDC, driving steady development of its overall business. In 2015, revenues of wireline VAS and integrated information services increased by 10.5% year-on-year to RMB42,035 million. With the foundation of continued enrichment of its video services, the Company actively developed Smart Family applications such as home surveillance. It also expanded the scale of informatisation products for sectors, especially in administration, education, healthcare and etc., and advanced in the transformation from ICT to IIT (Information Internet-ware Technology). The Company focused on efficiently-centralised development of cloud computing products such as cloud hosting and private cloud with strengthening research & development and sales & marketing while accelerated the construction of the unified operating system for IDC.

In 2015, the Company continued to promote integrated development among retail customers. While for government and enterprise market, the Company provided customised solutions to realise value transfer of the wireline voice services, effectively

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

mitigated its operational risk while further declining revenue share of wireline voice services. Revenues from wireline voice services was RMB29,610 million, accounting for 10.1% of the service revenues, representing a reduction of 1.6 percentage points over last year.

Business operating strategies

In 2015, the Company persisted in focusing on differentiation as its work principle and further transformed its development model. With the creation of new competitive edges, the Company accelerated the scale development of subscriber base and enhanced operating capabilities. Six operational measures were deeply implemented:

First, with innovative development models, 4G subscriber scale achieved rapid breakthrough

In 2015, the Company launched 4G handset services across the entire network, continued development effort in both existing customer upgrade as well as new customer acquisition to increase its 4G subscriber penetration rate. In the existing customer market, the Company focused on promoting upgrade of its current 3G subscribers to 4G. In the new customer market, the Company focused on differentiated applications, attracting new customers through “4G + Application”. The Company also reinforced its effort in new customer acquisition in open market to grab its market share. As at the end of 2015, 4G subscribers reached 58.46 million, accounting for 29.5% of mobile subscribers. 4G DOU reached 751 MB, almost twice of 3G/4G subscribers, driving rapid growth in both the scale and revenue of data traffic.

Second, accelerated development of fibre broadband subscribers to reinforce market leadership in wireline broadband services

In 2015, led by the 100Mbps broadband service development, the Company focused promotion on 50/100Mbps broadband products. The Company accelerated integration of marketing and maintenance in broadband services by optimising installation process, achieving instant installation upon the completion of sales. Through enriching the content of video-type applications, the Company expanded its smart family products including Smart Gateway and Smart Family. By promoting the sales of newly integrated “Fibre Broadband + e-Surfing HD + 4G” product, the Company successfully drove the mutual sales and development among different products. In 2015, fibre-to-the-home (FTTH) subscribers reached 70.99 million, accounting for 62.8% of broadband subscribers. Subscribers of 20Mbps and above accounted for 44.6%, an increase of 27.4 percentage points over last year.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Third, persisted in the invigoration of industry value chain to enrich 4G handsets

The company implemented “the Excellent 100” programme, to encourage handset manufacturers to produce popular 4G handsets that are compatible with China Telecom’s network, in turn enriched 4G handset portfolio. In 2015, there were 201 new models of 4G terminals. Sales of 4G terminals was close to 62 million, accounting for 70% of total terminal sales. The Company made every effort to promote “Six-Mode Handsets” to become the national standard and strengthened the penetration of its mobile phone cards in the open market to grab a share of the handset replacement market of existing customers. Via deepening cooperation with mainstream handset manufacturers including Huawei, OPPO, Vivo, Xiaomi and MEIZU, the Company implemented resources exchange and increased handset sales volume. Targeting at different segmented market, the

Mobile Subscribers

(Millions)

Wireline Broadband Subscribers

(Millions)

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Company promoted signature handsets such as security handsets, video handsets and Taobao handsets to cater the differentiated demand of customers. Unifying launch of star handsets such as iPhone, sales volume of high-end terminals recorded a remarkable increase.

Fourth, reinforced efforts to develop ICT and drove subscriber scale development

In 2015, seizing the opportunity brought about by “Internet+”, the Company took the lead in the industry to release the “‘Internet+’ action white paper”, integrating its advantages of cloud, network and safety to refine products, operations, and support system. Upgraded specialised applications in specific sectors including education, transportation and agriculture, the Company created products such as “e-Surfing School” for tens of millions users and “Nongjibao” for millions users. Targeting at industries including administration, manufacturing, finance and healthcare, the Company explored development potentials for cloud-network integration and developed over a thousand of service projects such as government administrative cloud, industrial cloud, financial cloud and video streaming cloud.

Fifth, promoted Internet-oriented transformation of channels to improve sales & marketing efficiency

The Company fully commenced O2O operations. With optimised and coordinated mechanism of physical, government and enterprise and electronic channels, the Company improved the sales and service efficiency by strengthening traffic flow in online channels and user experience in offline channels. In physical channels, the Company carried out “Collaboration with Strong Partners” and “e-Surfing Recommended” promotions, resulted in significant increase in market share of terminal sales and mobile phone card sales in open channels. In government and enterprise channels, the Company implemented the “Sales Elite” programme, which established mini stores for industrial clients, WeChat stores for commercial clients and campus clients and resulted in rapid expansion of our subscriber scale.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

In electronic channels, the Company reinforced its position as the main channel for data traffic sales, with the sales volume of 4G data traffic packages accounting for 76%.

Sixth, collaborative operations between online and offline channels to improve customer service capabilities

In 2015, the Company focused on improving capabilities in 4G and fibre broadband services. Focusing on 4G services, the Company implemented “Five Optimised Services” in areas including network experience, products, channel sales, terminal services and customer care. The Company carried out 4G services experience activities nationwide, with continued optimisation in services including 4G data traffic alert, billing and credit control. In respect of wireline broadband services, the Company implemented service guarantee for “Speed Upgrade & Tariff Reduction”. Customers were invited to experience for speed testing and service quality supervision. The Company clearly stated the rules and requirements for indication of upload and download speed. The Company also promoted broadband self- serviced troubleshooting and “Pay after Installation” broadband services. In 2015, the Company ranked No. 1 in the industry in terms of customer satisfaction in both wireline and mobile Internet access services as assessed by the Ministry of Industry and Information Technology. In respect of the Internet-oriented service transformation, the Company achieved the “Double 60” goal, for which the online rates exceeded 60% in terms of both service project numbers and service volume. Nationwide customer service via new media (including Weibo, WeChat, YiChat and IM) exceeded 200 million users, which led the industry in terms of scale, with monthly service volume over 150 million times.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Network and operation support

In 2015, the Company seized opportunities and optimised our resources allocation to enhance investment in 4G network, fibre network and emerging business such as cloud computing. Through strengthening capabilities to effectively support business development and operations, core competence and customer value have been enhanced.

First, leveraging the issuance of FDD 4G license, the Company commenced “Accelerating Network Construction and Enhancing Network Quality” project for 4G. Fully leveraged centralised procurement and tower sharing, the Company effectively added 330 thousands of 4G BTS with reduced capital expenditure (an extra of 50 thousands BTS compared to the original plan), reaching a total of 510 thousands of 4G BTS. The Company deployed 10 thousands of 4G+ (LTE-A) BTS in 45 key cities, well established the 4G+ brand identity and enhanced customer perception. Currently, the Company has a 4G network coverage of all cities and developed towns and villages nationwide, with a full coverage of areas in all towns and villages in the eastern region. The network quality is comparable to the major competitors in covered areas.

Second, seized opportunity from “Broadband China” strategy and driven by market demand, the Company has accelerated fibre upgrade in urban areas and completed fibre upgrade in 170 thousands copper-network communities. Together, total fibre upgraded communities amounted to over 790 thousands, representing 85% of all copper-network communities. FTTH home passes increased by 90 million, reaching 220 million, or a coverage of 75%.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

At the same time, with focus on improving and enhancing customer experience and perception, the Company has connected all segments of “device, pipe and cloud”, remarkably increasing the end-to-end speed of the broadband.

Third, the Company proactively and steadily promoted network transformation. Integrating the Company’s services, network features and data traffic direction, the Company commenced network deployment plan with IDC as the core and the construction of DCI (Data Centre Interconnect), with 15 key IDCs being interconnected in the first batch. Deploying efficiently-centralised cloud resource pools, we have enhanced resources allocation and provision capabilities, to facilitate the rapid development of cloud computing services. Learning from industry experience, the Company explored the introduction of SDN (Software Defined Network) technology and commenced network trial, in an effort to promote Internet-oriented transformation of networks.

Development measures and highlights for 2016

In 2016, the fundamental telecommunications market is increasingly saturated, leading to an intensifying competition among existing subscribers, while 4G and fibre broadband will accelerate the development in full scale. The Company will seize opportunities brought by the technology advancement and market changes to continuously deepen corporate transformation. The Company will focus on strengthening two fundamental businesses, achieving breakthrough in five emerging areas and improving six key capabilities. The Company will transform its development approaches, enhance operating capabilities and expand business scales for better corporate value. The Company will reinforce two fundamental services to maintain solid foundation, while rapidly promoting the 4G and fibre broadband subscriber scale expansion to increase subscriber penetration rate. Feed in differentiated applications, the Company will focus on promoting “4G + mobile payment” and “broadband + TV” services to drive scale development of subscriber base and increase customer loyalty. The Company will also continue to expand the new integrated development model of “fibre broadband + e-Surfing HD + 4G” to continuously increase customer value. The Company will foster new growth drivers by achieving breakthroughs in five emerging areas. First, the Company will strive to be a forerunner in “Smart Family” market by the provision of e-Surfing HD services, laying foundations for feeding in VAS and informatisation applications. Second, the Company will optimise BestPay to get ready for the deployment in Internet finance. Third, the Company will strengthen “Internet+” services and to rapidly expand into the industrial Internet market for influence. Fourth, the Company will develop cloud computing and Big Data with full efforts, exploring new revenue growth drivers. Fifth, the Company will proactively expand into the Internet-of-Things services, shifting from human-to-human communications to machine-to-human communications, and gradually towards machine-to-machine communications to explore new growth potential. The Company will also continue to optimise network resources, increase operating efficiency, improve all-rounded service capabilities, and enhance customer satisfaction for customer value realisation and sustainable corporate value growth.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Summary

In 2015, the Group persisted in its established strategic direction, continually developed and innovated, and pragmatically implemented its comprehensive in-depth reform and Internet-oriented transformation, achieving a stable growth in its overall operating results. The Group’s operating revenues in 2015 were RMB331,202 million, an increase of 2.1% from 2014; service revenues1 were RMB293,266 million, an increase of 2.0% from 2014; operating expenses were RMB304,760 million, an increase of 3.0% from 2014; profit attributable to equity holders of the Company was RMB20,054 million, an increase of 13.4% from 2014; basic earnings per share were RMB0.25; EBITDA2 was RMB94,106 million, a decrease of 0.8% from 2014 and the EBITDA margin3 was 32.1%.

Operating Revenues

In 2015, while proactively tackling various challenges brought by the policies such as the value-added tax (“VAT”) reform, “speed upgrade & tariff reduction” and “handset data traffic carried forward”, the Group continued to optimise its business structure and achieved a stable growth in its operating revenues. Operating revenues in 2015 were RMB331,202 million, an increase of 2.1% from 2014. Of this, the total mobile revenues were RMB156,529 million, an increase of 3.2% from 2014; the total wireline revenues were RMB174,673 million, an increase of 1.1% from 2014.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2015: RMB32,026 million; 2014: RMB31,343 million), sales of wireline equipment (2015: RMB4,430 million; 2014: RMB3,956 million) and other non-service revenues (2015: RMB1,480 million; 2014: RMB1,716 million).
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The following table sets forth a breakdown of the operating revenues of the Group for 2014 and 2015, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2015	2014	Rates of change
Wireline voice	29,610	33,587	(11.8%)
Mobile voice	48,983	54,673	(10.4%)
Internet	126,546	112,431	12.6%
Value-added services	39,044	38,419	1.6%
Integrated information application services	27,299	26,939	1.3%
Telecommunications network resource services and lease of network equipment	17,635	17,332	1.7%
Others	42,085	41,013	2.6%

Total operating revenues	331,202	324,394	2.1%

Wireline Voice

In 2015, revenue from wireline voice services was RMB29,610 million, a decrease of 11.8% from RMB33,587 million in 2014, accounting for 8.9% of the Group’s operating revenues. Declining revenue contribution from wireline voice services effectively mitigated operating risks.

Mobile Voice

In 2015, being affected by the substitution effect of mobile Internet services, such as OTT, revenue from mobile voice services was RMB48,983 million, a decrease of 10.4% from RMB54,673 million in 2014, accounting for 14.8% of the Group’s operating revenues.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Internet

In 2015, revenue from Internet access services was RMB126,546 million, an increase of 12.6% from RMB112,431 million in 2014, accounting for 38.2% of the Group’s operating revenues. The Group proactively leveraged the advantage of its broadband network, promoted access bandwidth upgrades for subscribers, launched reasonably flexible pricing plans, persisted in rational competition and profitable development. At the end of 2015, the number of wireline broadband subscribers of the Group reached 113 million, with a net increase of 6.11 million. The wireline broadband revenue of the Group was RMB74,285 million, an increase of 1.1% from 2014. The Group achieved rapid growth in the volume of and revenue from mobile data traffic, effectively driven by further promoting the precision management of data traffic operations and, at the same time, increasing sales at lower unit prices. Revenue from mobile Internet access services was RMB50,694 million, an increase of 34.1% from 2014. Of this, revenue from handset data traffic was RMB47,770 million, an increase of 40.1% from 2014.

Valued-Added Services

In 2015, revenue from value-added services was RMB39,044 million, an increase of 1.6% from RMB38,419 million in 2014, accounting for 11.8% of the Group’s operating revenues. Of this, the revenue from wireline value-added services was RMB21,529 million, an increase of 16.8% from 2014, mainly benefitted from that the Group firmly seized the strategic opportunities of the national “Internet+” action plan to achieve rapid growth in the IDC and IPTV (e-Surfing HD) services. Revenue from mobile value- added services was RMB17,515 million, a decrease of 12.4% from 2014, mainly due to the decrease in revenue from traditional value-added services, such as short and multimedia messaging services.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Integrated Information Application Services

In 2015, revenue from integrated information application services was RMB27,299 million, an increase of 1.3% from RMB26,939 million in 2014, accounting for 8.3% of the Group’s operating revenues. Of this, revenue from wireline integrated information application services was RMB20,505 million, an increase of 4.5% from 2014. The increase in revenue was mainly due to the stable development of IT Services and Applications. Revenue from mobile integrated information application services was RMB6,794 million, a decrease of 7.2% from 2014. The decline was mainly due to the decrease in the volume of traditional information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2015, revenue from telecommunications network resource services and lease of network equipment was RMB17,635 million, an increase of 1.7% from RMB17,332 million in 2014, accounting for 5.3% of the Group’s operating revenues. Revenue from lease of mobile network equipment was RMB421 million, a decrease of 9.1% from 2014.

Others

In 2015, revenue from other services was RMB42,085 million, an increase of 2.6% from RMB41,013 million in 2014, accounting for 12.7% of the Group’s operating revenues. Revenue from other mobile services was RMB32,122 million, an increase of 2.4% from 2014, the major item of which was the sales of mobile terminals.

Operating Expenses

The Group reinforced the efforts in management and control of cost, optimised resources allocation, continuously promoted the transformation of sales and marketing models, and enhanced and promoted its market competitiveness. In 2015, operating expenses of the Group were RMB304,760 million, an increase of 3.0% compared with RMB295,886 million in 2014. Operating expenses accounted for 92.0% of the Group’s operating revenues, an increase of 0.8 percentage point from 2014.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The following table sets forth a breakdown of the operating expenses of the Group in 2014 and 2015 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2015	2014	Rates of change
Depreciation and amortisation	67,664	66,345	2.0%
Network operations and support expenses	81,240	68,651	18.3%
Selling, general and administrative expenses	54,472	62,719	(13.1%)
Personnel expenses	52,541	50,653	3.7%
Other operating expenses	48,843	47,518	2.8%

Total operating expenses	304,760	295,886	3.0%

Depreciation and Amortisation

In 2015, depreciation and amortisation was RMB67,664 million, an increase of 2.0% from RMB66,345 million in 2014, accounting for 20.4% of the Group’s operating revenues. As the Group increased investment in 4G and fibre broadband network, depreciation and amortisation increased correspondingly with the expansion of the assets scale.

Network Operations and Support Expenses

In 2015, network operations and support expenses were RMB81,240 million, an increase of 18.3% from RMB68,651 million in 2014, accounting for 24.5% of the Group’s operating revenues. The growth was due to the newly added tower usage fee in 2015. In addition, with the expansion of network assets, the Group reasonably increased network operations expenses to enhance network quality and, at the same time, continuously strengthened cost management and control, improving the utilisation efficiency of resources. As such, the increase in network operations and support expenses was evidently slower than that in 2014.

Selling, General and Administrative Expenses

In 2015, selling, general and administrative expenses amounted to RMB54,472 million, a decrease of 13.1% from RMB62,719 million in 2014, accounting for 16.4% of the Group’s operating revenues. Of this, selling expenses were RMB45,943 million, a decrease of 15.7% compared with 2014. The decline was mainly attributable to the fact that the Group continuously promoted the transformation of sales and marketing models, reduced selling expenses, and improved the utilisation efficiency of marketing resources. Commission and service expenses for third parties amounted to RMB26,651 million, a decrease of 6.0% from 2014. Advertising and promotion expenses amounted to RMB19,291 million, a decrease of 26.2% from 2014, of which the terminal subsidies amounted to RMB11,620 million, a decrease of 24.3% from 2014.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Personnel Expenses

In 2015, personnel expenses were RMB52,541 million, an increase of 3.7% from RMB50,653 million in 2014, accounting for 15.9% of the Group’s operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in this annual report.

Other Operating Expenses

In 2015, other operating expenses were RMB48,843 million, an increase of 2.8% from RMB47,518 million in 2014, accounting for 14.8% of our operating revenues. The cost of mobile terminal equipment sold amounted to RMB30,867 million, an increase of 3.0% from 2014.

Net Finance Costs

In 2015, the Group’s net finance costs were RMB4,273 million, a decrease of 19.2% from RMB5,291 million in 2014. The decrease was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition decreased from 6.25% per annum in 2014 to 5.11% per annum in 2015 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange losses were RMB75 million in 2015. The fluctuation of foreign exchange gain or loss was mainly caused by the depreciation of the RMB exchange rate against the US Dollars.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2015, the Group’s income tax expenses were RMB6,551 million with the effective income tax rate of 24.5%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Profit Attributable to Equity Holders of the Company

In 2015, profit attributable to equity holders of the Company was RMB20,054 million, an increase of 13.4% from RMB17,680 million in 2014.

Disposal of Certain Telecommunications Towers and Related Assets

Pursuant to the transfer agreement (“Transfer Agreement”) entered into by the Group and China Tower Corporation Limited (“China Tower”) on 14 October 2015, the Group sold certain telecommunications towers and related assets (“Tower Assets”) (“Tower Assets Disposal”) and injected cash to China Tower in return for new shares (“Consideration Shares”) issued by China Tower.

By 31 December 2015, China Tower has issued 33.097 billion Consideration Shares to the Group at an issue price of RMB1.00 per share pursuant to the Transfer Agreement in return for RMB30.131 billion of the Tower Assets and RMB2.966 billion cash from the Group.

Upon the issuance of the Consideration Shares by China Tower, the Group, China Unicom, China Mobile and China Reform Holding Company Limited hold 27.9%, 28.1%, 38.0% and 6.0% of the share capital of China Tower, respectively.

The Company realised a gain (subject to deduction of relevant expenses and taxes) from the Tower Assets Disposal, which was calculated based on the surplus of the final consideration amount for the Tower Assets Disposal over the book value of the assets as at the completion date and the final gain recognised was RMB7,231 million. As the Group held 27.9% of the share capital of China Tower following the completion of the Tower Assets Disposal, 72.1% of the aforesaid gain had been recognised at the completion date of the Tower Assets Disposal in the consolidated statement of comprehensive income and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the Tower Assets.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2015, the Group increased its capital expenditure on 4G and fibre broadband network and fully upgraded the capability of the network to lay down a strong foundation of the scale development of core services and further market competitiveness. In 2015, capital expenditure of the Group was RMB109,094 million, an increase of 41.9% from RMB76,889 million in 2014.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Cash Flows

In 2015, net increase in cash and cash equivalents for the Group was RMB11,309 million, while the net increase in cash and cash equivalents was RMB4,370 million in 2014.

The following table sets forth the cash flow position of the Group in 2014 and 2015:

	For the year ended 31 December
(RMB millions)	2015	2014
Net cash flow from operating activities	108,750	96,405
Net cash used in investing activities	(102,250)	(81,708)
Net cash from/(used in) financing activities	4,809	(10,327)
Net increase in cash and cash equivalents	11,309	4,370

In 2015, the net cash inflow from operating activities was RMB108,750 million, an increase of 12.8% from 2014, which was mainly due to the increase in operating revenues and enhanced collection of accounts receivable.

In 2015, the net cash outflow used in investing activities was RMB102,250 million, an increase of 25.1% from 2014, which was mainly due to the increase of capital expenditure for the year.

In 2015, the net cash inflow from financing activities was RMB4,809 million. In 2014, the net cash outflow used in financing activities was RMB10,327 million. The reason for the fluctuation was mainly due to the issuance of short-term commercial papers and the newly originated government loans with below-market interest rate during the year.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Working Capital

The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2015, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB177,821 million, an increase in deficit of RMB31,039 million from RMB146,782 million in 2014. As at 31 December 2015, the Group’s unutilised credit facilities were RMB128,839 million (2014: RMB130,488 million). Given the stable net cash inflow from operating activities and the sound credit record, the Group has sufficient working capital to satisfy the operation requirement. At the end of 2015, the Group’s cash and cash equivalents amounted to RMB31,869 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 92.6% (2014: 93.1%).

Assets and Liabilities

In 2015, the Group continued to maintain a solid financial position. At the end of 2015, the total assets of the Group increased to RMB629,561 million from RMB561,274 million at the end of 2014, which was mainly due to the increase of capital expenditure and the valuation surplus of Tower Assets injected to China Tower. Total indebtedness increased to RMB116,669 million from RMB106,552 million at the end of 2014. The ratio of the Group’s total indebtedness to total assets decreased to 18.5% at the end of 2015 from 19.0% at the end of 2014.

Indebtedness

The indebtedness analysis of the Group as of the end of 2014 and 2015 is as follows:

	For the year ended 31 December
(RMB millions)	2015	2014
Short-term debt	51,636	43,976
Long-term debt maturing within one year	84	82
Long-term debt and payable	64,830	62,494
Finance lease obligations (including current portion)	119	—

Total debt	116,669	106,552

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

By the end of 2015, the total indebtedness of the Group was RMB116,669 million, an increase of RMB10,117 million from the end of 2014, which was mainly due to the issuance of short-term commercial papers and newly originated national policy-related loans with below-market interest rate. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2014: 99.2%), 0.4% (2014: 0.5%), and 0.2% (2014: 0.3%), respectively. 46.3% (2014: 41.3%) of the indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2015, the Group did not pledge any assets as collateral for debt (2014: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

		1 January	1 January	1 January	1 January	1 January
		2016 –	2017 –	2018 –	2019 –	2020 –
		31 December	31 December	31 December	31 December	31 December
(RMB millions)	Total	2016	2017	2018	2019	2020	There-after
Short-term debt	51,967	51,967	—	—	—	—	—
Long-term debt and payable	71,295	2,597	64,345	251	250	267	3,585
Operating lease commitments	14,448	3,452	2,564	2,006	1,532	1,171	3,723
Capital commitments	10,148	10,148	—	—	—	—	—

Total contractual obligations	147,858	68,164	66,909	2,257	1,782	1,438	7,308

Note:	Amounts of short-term debt, and long-term debt and payable include recognised and unrecognised interest payable, and are not discounted.

NEW
POSITIONING
Deepen Reform
Development &
Differentiation

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards for the year ended 31 December 2015.

Principal Business

The principal business of the Company and the Group is the provision of fundamental communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2015 and the financial position of the Group as at that date are set out in the audited consolidated financial statements on pages 122 to 193 of this annual report.

Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,461 million for the year ended 31 December 2015. The dividend proposal will be submitted for consideration at the annual general meeting to be held on 25 May 2016. Dividends will be denominated and declared in Renminbi. Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the annual general meeting. The proposed final dividends are expected to be paid on or about 15 July 2016 upon approval at the annual general meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2015 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 6 June 2016.

According to regulations by the State Administration of Taxation (Guo Shui Han 2011 No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 6 June 2016 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 31 May 2016. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Tax Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Directors, Senior Management and Company Secretary of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Yang Jie	53	Exercising the powers of the Chairman and Chief Executive Officer; Executive Director, President and Chief Operating Officer	20 October 2004
Zhang Jiping	60	Executive Director and Executive Vice President	10 September 2002
Yang Xiaowei	52	Executive Director and Executive Vice President	9 September 2008
Sun Kangmin	58	Executive Director and Executive Vice President	20 October 2004
Ke Ruiwen	52	Executive Director and Executive Vice President	30 May 2012
Zhu Wei	47	Non-Executive Director	29 May 2014
Tse Hau Yin, Aloysius	68	Independent Non-Executive Director	9 September 2005
Cha May Lung, Laura	66	Independent Non-Executive Director	9 September 2008
Xu Erming	66	Independent Non-Executive Director	9 September 2005
Wang Hsuehming	66	Independent Non-Executive Director	29 May 2014
Gao Tongqing	52	Executive Vice President	21 June 2013
Chen Zhongyue	44	Executive Vice President	12 December 2014

As mentioned in the announcements in relation to the change in senior management published by the Company in the following dates during the year: On 10 February 2015, Madam Wu Andi retired from her positions as the Executive Director, Executive Vice President and Chief Financial Officer of the Company due to her age. On 24 August 2015, Mr. Wang Xiaochu resigned from his positions as the Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 1 September 2015, Mr. Chang Xiaobing was appointed as Chief Executive Officer of the Company. On 23 October 2015, the appointment of Mr. Chang Xiaobing as a Director of the Company was approved at the extraordinary general meeting and on the same date, Mr. Chang Xiaobing was appointed by the Board as the Chairman of the Company. On 30 December 2015, Mr. Chang Xiaobing resigned from his positions as the Executive Director, Chairman and Chief Executive Officer of the Company; and Mr. Yang Jie, the Executive Director, President and Chief Operating Officer of the Company, was approved by the Board to exercise the powers of the Chairman and Chief Executive Officer since 30 December 2015.

On 17 February 2015, Mr. Yung Shun Loy, Jacky was appointed as the Deputy Chief Financial Officer of the Company. On 1 November 2015, Mr. Yung Shun Loy, Jacky resigned from his positions as the Company Secretary, Authorised Representative and the Deputy Chief Financial Officer of the Company. On 6 November 2015, Ms. Chu Ka Yee was appointed as Company Secretary and Authorised Representative of the Company.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Sui Yixun	52	Chairman of the Supervisory Committee	27 May 2015
Tang Qi	57	Supervisor (Employee Representative)	19 August 2013
Zhang Jianbin	50	Supervisor (Employee Representative)	16 October 2012
Hu Jing	40	Supervisor	16 October 2012
Ye Zhong	56	Supervisor	27 May 2015

On 18 February 2015, due to adjustment of work division, Mr. Shao Chunbao resigned from his positions as a Supervisor and the Chairman of the Supervisory Committee of the Company. On 12 March 2015, Mr. Du Zuguo resigned from his position as a Supervisor of the Company due to change in work arrangement. On 27 May 2015, Mr. Sui Yixun and Mr. Ye Zhong were approved to be appointed as Supervisors of the Company at the annual general meeting of the Company for year 2014.

Share Capital

The share capital of the Company as at 31 December 2015 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2015, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2015	Percentage of the total number of shares in issue as at 31 December 2015
Total number of Domestic shares	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2015, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

			Percentage of	Percentage of
			the respective	the total number
Name of shareholders	Number of shares	Type of shares	type of shares	of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
JPMorgan Chase & Co.	1,546,282,942 (Long Position)	H shares	11.14%	1.91%

276,074,073 shares as beneficial owner; 289,508,100 shares as investment manager; 3,800 shares as trustee (other than bare trustee) and 980,696,969 shares as custodian corporation/ approved lending agent

	71,716,919 (Short Position)	H shares	0.52%	0.09%	Beneficial owner
	980,696,969 (Shares available	H shares	7.07%	1.21%	Custodian corporation/ approved lending agent
	for lending)
BlackRock, Inc.	1,193,143,254 (Long Position)	H shares	8.60%	1.47%	Interest of controlled corporation
	337,800 (Short Position)	H shares	0.00%	0.00%	Interest of controlled corporation
UBS Group AG	884,575,547 (Long Position)	H shares	6.37%	1.09%	240,794,858 shares as person having a security interest and 643,780,689 shares as Interest of controlled corporation
	31,812,492 (Short Position)	H shares	0.23%	0.04%	Interest of controlled corporation
The Bank of New York Mellon Corporation	834,090,669 (Long Position)	H shares	6.01%	1.03%	Interest of controlled corporation
	805,835,485 (Shares available for lending)	H shares	5.81%	1.00%	Interest of controlled corporation
Templeton Investment Counsel, LLC	694,050,154 (Long Position)	H shares	5.00%	0.86%	Investment manager

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Save as disclosed above, as at 31 December 2015, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2015, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2015, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Transactions, Arrangements or Contracts

At the Board meeting held on 23 September 2015 in relation to the renewal of continuing connected transactions between the Company and China Telecommunications Corporation and revision of the Annual Cap for the year 2015 for the transactions contemplated under the Engineering Framework Agreement, Mr. Yang Jie, Executive Director of the Company who also serves as Director of China Telecommunications Corporation, had voluntarily abstained from voting on the relevant resolutions. Please refer to page 65 of this annual report for details of the above renewal.

At the board meeting held on 14 October 2015 in relation to the disposal of telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”), Mr. Zhang Jiping and Mr. Sun Kangmin, Executive Directors of the Company who also served as Chairman of the Supervisory Committee and Director of China Tower respectively, had voluntarily abstained from voting on the relevant resolutions. Please refer to page 65 of this annual report for details of the above transaction.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Save as disclosed above and the service agreements with the Company, during the year ended 31 December 2015, the Directors and Supervisors of the Company did not have any material interest, whether directly or indirectly, in any transactions, arrangement or contract which was significant to the Company’s business and which was entered into by the Company, its parent company or any of its subsidiaries or fellow subsidiaries. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 30 of the audited consolidated financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2015.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 194 to 195 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2015.

Bank Loans and Other Borrowings

Please refer to note 17 of the audited consolidated financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 28 of the audited consolidated financial statements for details of the Group’s capitalised interest for the year ended 31 December 2015.

Fixed Assets

Please refer to note 5 of the audited consolidated financial statements for movements in the fixed assets of the Group for the year ended 31 December 2015.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2015, calculated on the above basis and before deducting the proposed final dividends for 2015, amounted to RMB105,079 million.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Please refer to note 22 of the audited consolidated financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2015.

Equity-linked Agreements

For the year ended 31 December 2015, the Company has not entered into any equity-linked agreement.

Donations

For the year ended 31 December 2015, the Group made charitable and other donations with a total amount of RMB18 million.

Subsidiaries and Associated Companies

Please refer to note 9 and note 10 of the audited consolidated financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2015.

Permitted Indemnity

For the year ending 31 December 2015 and as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of this year (page 125 of this annual report).

Retirement Benefits

Please refer to note 40 of the audited consolidated financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 41 of the audited consolidated financial statements for details of the stock appreciation rights plan offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2015, revenue generated from the five largest customers of the Group accounted for an amount of less than 30% of the total operating revenues of the Group.

For the year ended 31 December 2015, purchases from the five largest suppliers of the Group accounted for an amount of less than 30% of the total annual purchases of the Group.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Continuing Connected Transactions

The following table sets out the amounts of the Group’s continuing connected transactions with China Telecommunications Corporation and its Subsidiaries (except for the Group) (the “China Telecom Group”)1 for the year ended 31 December 2015:

Transactions	Transaction Amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	486	1,000
Net expenses for interconnection settlement	409	1,000
Mutual leasing of properties	720	1,300
Provision of IT services by China Telecom Group	1,365	1,500
Provision of IT services by the Group	181	700
Provision of community services by China Telecom Group	2,860	4,000
Provision of supplies procurement services by China Telecom Group	5,288	5,500
Provision of supplies procurement services by the Group	2,855	5,500
Provision of engineering services by China Telecom Group	19,888	20,000
Provision of ancillary telecommunications services by China Telecom Group	12,718	16,000
Provision of Internet applications channel services by the Group	368	1,500

Note 1:	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

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REPORT OF THE DIRECTORS

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecom Group in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecom Group to the Group and the common use of international telecommunications facilities by both parties. In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecom Group for the provision of management and operation services will be apportioned between the Group and China Telecom Group on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecom Group, the Group will pay premises usage fees to China Telecom Group on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecom Group, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecom Group shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Centralised Services Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunications Group. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of the interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecom Group can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every 3 years.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Following the completion of the acquisition of the CDMA network assets by the end of 2012, and the rapid development of the Company’s business, especially for the mobile services and message services, the demand for lease properties from the Company and China Telecom Group was increasing continuously, and therefore on 16 December 2013, the Annual Cap for the year ended 31 December 2015 was revised and increased up to RMB1,300 million. All terms and conditions of the Property Leasing Framework Agreement remained unchanged and valid until 31 December 2015.

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REPORT OF THE DIRECTORS

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecom Group can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecom Group is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecom Group are no less favourable than those offered by an independent third-party provider, the Group or China Telecom Group may award the tender to the other party.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecom Group provides the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

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REPORT OF THE DIRECTORS

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecom Group and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecom Group through bids provides to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.

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REPORT OF THE DIRECTORS

The Group does not accord any priority to China Telecom Group to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Group are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecom Group.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Attributable to (i) the increase in capital expenditure of the Group which led to an expected accompanying growth in engineering projects; (ii) the optimisation of the investment structure of the Company which led to a rapid development of the 4G and wireline broadband network and substantially increased the investment on the 4G and wireline broadband network engineering projects; and (iii) inflation and the increase in labour costs, which had driven an increase in the overall costs of the construction, design and engineering project supervision services provided under the Engineering Framework Agreement, being approved at the second extraordinary general meeting of the Company on 27 November 2015, the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ended 31 December 2015 was increased to RMB20,000 million. All terms and conditions of the Engineering Framework Agreement remained unchanged and valid until 31 December 2015.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecom Group provides the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013, the Company agreed to provide Internet applications channel services to China Telecom Group. The channel services mainly include the provision of

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Internet Applications Channel Services Framework Agreement became effective from 1 January 2014 and will expire on 31 December 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the connected transactions the Company conducted in the year 2015.

The Company’s external auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2015 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2015 and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The Independent Non-executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2015 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms or better; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

The Independent Non-executive Directors have further confirmed that:

The values of continuing connected transactions for the year ended 31 December 2015 entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Renewal of Continuing Connected Transactions

On 23 September 2015, the Company and the China Telecommunications Corporation entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. The renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were approved at the second extraordinary general meeting of the Company on 27 November 2015.

Disposal of telecommunications towers and related assets to China Tower

On 14 October 2015, the Company entered into the Transfer Agreement (“Transfer Agreement”) with (i) China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”); (ii) China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited (together with CUCL, “China Unicom”); (iii) China Reform Holding Company Limited (“CRHC”); and (iv) China Tower Corporation Limited (“China Tower”). Under the Transfer Agreement, the Company sold certain telecommunications towers and related assets (the “Tower Assets”) and injected cash to China Tower in return for new shares issued by China Tower. On 31 October 2015 (the “Completion Date”), all conditions precedent under the Transfer Agreement had been fulfilled and completion of the Transaction contemplated under the Transfer Agreement had occurred on the same day. The final consideration amount for the Transaction was determined as RMB30.131 billion based on calculation in accordance with the terms of the Transfer Agreement. China Tower issued 33.097 billion shares to the Company at an issue price of RMB1.00 per share under the Transfer Agreement in return for the Tower Assets and RMB2.966 billion cash from the Company. Upon the issuance of the shares by China Tower, the Company, China Unicom, China Mobile and CRHC hold 27.9%, 28.1%, 38.0% and 6.0% of the share capital of China Tower, respectively. Please refer to the announcements published by the Company on 14 October 2015, 2 November 2015 and 29 January 2016 for details.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE DIRECTORS

Business Review

Relating to the details of the material development of the Group in 2015, a fair review of the business of the Group, a discussion and analysis of the Group’s performance during the year and the material factors underlying its results and financial position are provided in the Statement of the Board on pages 8 to 17, Business Review on pages 28 to 37 and Financial Review on pages 38 to 47 of this annual report. Description of the principal risks and uncertainties facing the Group can be found throughout this annual report, particularly in the Corporate Governance Report on pages 72 to 95 of this annual report. Particulars of important events affecting the Group that have occurred after 31 December 2015, if any, can also be found in the Notes to the Consolidated Financial Statements. The outlook of the Group’s business is discussed throughout this annual report including in the Statement of the Board. Description of the Group’s key relationships with its employees, customers, suppliers and others that have a significant impact on the Company and on which the Company’s success depends can be found throughout this annual report, particularly in the Human Resources Development Report on pages 98 to 105 and the Corporate Social Responsibility Report on pages 106 to 113 of this annual report. In addition, more details regarding the Group’s performance by reference to financial key performance indicators and environmental policies, as well as compliance with relevant laws and regulations which have a significant impact on the Group, are provided in the Statement of the Board, Business Review, Financial Review, Human Resources Development Report and Corporate Social Responsibility Report of this annual report. Each of the above-mentioned sections forms an integral part of this report of the directors.

Compliance with the Corporate Governance Code

Please refer to the “Corporate Governance Report” set out on pages 72 to 95 of this 2015 annual report of the Company for details of our compliance with the Corporate Governance Code.

Material Legal Proceedings

As at 31 December 2015, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2015. Deloitte Touche Tohmatsu has audited the accompanying consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2016 will be proposed to the annual general meeting of the Company to be held on 25 May 2016.

By Order of the Board

Yang Jie

Executive Director, President and Chief Operating Officer

Beijing, China

23 March 2016

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE SUPERVISORY COMMITTEE

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings. At the second meeting of the Fifth Session of the Supervisory Committee held on 12 March 2015, the Supervisory Committee reviewed and approved six agenda items, including the financial statements for the year 2014, the audited report issued by the external auditors, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2014, the working plan of the Supervisory Committee for the year 2015, the change of composition of the Supervisory Committee of the Company and passed the relevant resolutions. Regarding changes in assets, internal control formulation, change of as well as control and management of connected transactions, and replacement of business tax with value-added tax, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. On 27 May 2015, the supervisors duly signed to approve the appointment of Mr. Sui Yixun as the Chairman of the Fifth Session of the Supervisory Committee. At the third meeting of the Fifth Session of the Supervisory Committee held on 13 August 2015, the Supervisory Committee reviewed and approved the interim financial statements and the review report of the external auditors. Regarding fluctuation of major figures in the reports, the review of interim financial statements and the effect of replacing business tax with value-added tax, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as Board meetings and Audit Committee meetings.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believes, during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE SUPERVISORY COMMITTEE

During the reporting period, in the face of a number of prominent changes in the external environment from regulatory policies, the Company firmly upheld the main theme of “in-depth reform, open cooperation, innovation-driven”. The Company actively promoted the Internet-oriented transformation, accelerated the upgrade of the infrastructure network, fostered the scale development of high value fundamental services such as 4G services and fibre broadband and differentiated development of emerging businesses in order to achieve a stable growth in its overall operation. In 2015, the operating revenues of the Company reached RMB331.2 billion, an increase of 2.1% from last year. The service revenues reached RMB293.3 billion, an increase of 2.0% over last year, with revenue growth surpassing the industry. The proportion of service revenues attributable to emerging businesses reached around 34%, an increase of 5 percentage points from the same period last year, continuing the optimisation of our business structure. EBITDA was RMB94.1 billion with EBITDA margin of 32.1%. Profit attributable to the equity holders of the Company reached RMB20.1 billion, representing an increase of 13.4% from last year. Free cash flows amounted to –RMB21.5 billion. In summary, the Company accurately grasped the trends in mobile Internet development and the integrated development of the industry. The operational efficiency was rapidly improved. The core competitiveness was significantly strengthened and the corporate development is full of vitality. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and persisted in as well as excelled in fulfilling its social responsibilities, such as its inherent corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and social welfare responsibilities.

III. The independent opinion on the relevant matters during the reporting period

1. The opinion raised by the Supervisory Committee on the compliance of the operation of the Company with laws and regulations

Pursuant to the relevant laws and regulations of the PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the shareholders’ meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the legitimate rights and interests of the Company and the shareholders as a whole especially those of the minority shareholders, actively promoted the regulated operations of the Company, enhanced the level of governance of the Company and followed lawful procedures in their decision-making, implemented resolutions of the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.

2. The opinion raised by the Supervisory Committee on the financial implementations of the Company

Through the supervision and inspection of the Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the US Sarbanes – Oxley Act and to

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

REPORT OF THE SUPERVISORY COMMITTEE

continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. Upon the review of the financial statements for the year 2015 with unqualified audit opinion and other relevant information, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial condition, operating results and cash flows.

In 2016, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company and monitor the Company to fulfill its commitment to its shareholders. The Supervisory Committee will focus on the Company’s implementation of important measures in the process of promoting comprehensive in-depth reform and the acceleration of the Internet-oriented transformation, and will further broaden the planning of the work of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors.

By Order of the Supervisory Committee

Sui Yixun

Chairman of the Supervisory Committee

Beijing, China

23 March 2016

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

RECOGNITION AND AWARDS

70	71

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

An Overview of Corporate Governance

The Company strives to maintain a high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance style and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2015, the Shareholders’ Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the operating specifications, and the Company continued to optimise the organisation structure and has achieved a breakthrough in its mechanism innovation, which well supported the Company’s strategic transformation. The Company further optimised its internal control and integrated comprehensive risk management into its operational practice. The sustained enhancement of the Company’s corporate governance ensured alignment with the long-term best interest of shareholders and firmly protected the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidances for the Company to improve the foundation of its corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes- Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements.

For the financial year ended 31 December 2015, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision by the Board and the Independent Non-Executive Directors, with effective control of the Company’s

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CORPORATE GOVERNANCE REPORT

internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations also have similar arrangements.

In 2015, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted the “No.1 Best Managed Company in Asia” by Euromoney for 6 consecutive years, while at the same time being ranked as the “No.1 Best Managed Company in Telecommunications Sector in Asia”. The Company was accredited by the investors as the “Overall Best Managed Company in Asia”, the “No.1 Best Managed Company in China” and the “No.1 Best Investor Relations in China” for 5 consecutive years in the Asia’s Best Companies Poll 2015 organised by FinanceAsia. The Company was voted by investors as the “Most Honored Company in Asia” and “Asia’s Best Investor Relations Company in Telecommunications Sector” in 2015 All – Asia-Executive-Team ranking organised by Institutional Investor for five consecutive years. The Company was accredited the “Platinum Award for All-Round Excellence” in the poll of Corporate Awards 2015 by The Asset. In addition, the Company was awarded the “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia for 3 consecutive years.

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions on the Company’s operation and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

In 2015, the Company convened 3 Shareholders’ Meetings including an annual general meeting (“AGM”) for the year 2014 and 2 extraordinary general meetings (“EGM”). The AGM held on 27 May 2015 reviewed and approved numerous resolutions such as the financial statements for the year 2014, Report of the Independent International Auditor, proposal for profit and dividends distribution, authorisation to the Board for the formulation of budget for the year 2015, appointment and remuneration of auditors, authorisation to the Board to issue debentures, appointment of the Supervisors, and amendments to the Articles of Association of the Company, which mainly include the incorporation of LTE/4G digital cellular mobile service (TD-LTE and LTE FDD), the IPTV transmission service, value-added

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telecommunications services, the qualification for Internet mapping services, and the network culture operation into the Company’s scope of business. An EGM was held on 23 October 2015 to approve the election of Mr. Chang Xiaobing as a Director of the Company. In addition, an EGM was held on 27 November 2015 to approve the renewal of continuing connected transactions and the revised annual cap for year 2015 contemplated under the Engineering Framework Agreement.

Since the Company’s listing in 2002, at each of the Shareholders’ Meetings a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details about the resolutions. All votes on resolutions tabled at the Shareholders’ Meetings of the Company were conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the Shareholders’ Meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the Shareholders’ Meetings. The Board adopted the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and publicised information of the Company on a timely basis and to strengthen the communication between the Company, and the shareholders and investors.

Board of Directors

As at 31 December 2015, the Board comprises 10 Directors with 5 Executive Directors, 1 Non- Executive Director and 4 Independent Non- Executive Directors. The compositions of the Audit Committee, Remuneration Committee and Nomination Committee under the Board consist solely of Independent Non-Executive Directors, which ensure that the Committees are able to provide sufficient review and check and balance, and make effective judgements to protect the interests of shareholders and the Company as a whole. The number of Independent Non-Executive Directors exceeds one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally

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renowned financial expert with expertise in accounting and financial management. The term of office for the 5th session of the Board lasts for 3 years, starting from May 2014 until the day of the Company’s annual general meeting in 2017, upon which the 6th session of the Board will be elected.

In August 2013, the Company adopted the Board diversity policy. The Company believes that Board diversity will contribute significantly to the enhancement of the level of performance of the Company. In order to achieve a sustainable and balanced development, the Company views the increasing Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria, giving full consideration to the benefits in terms of Board diversity. Final decisions are based on each candidate’s attributes and the contributions to be made to the Board. The Nomination Committee oversees the implementation of policies, reviews existing policies as and when appropriate, and recommends proposals for revisions for the Board’s approval. Biographical details of existing Directors are set out in the “Directors, Supervisors and Senior Management” section of this Annual Report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, finance, banking, law and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its committees, and to ensure that the procedures of Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and effectively supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2015, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgements and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company regulate that the Board is accountable to the Shareholders’ Meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system, and the appointment of managers and other senior management personnel of the Company. The Articles of Association also clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/

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The below sets out the analysis of the composition of the Board as at 31 December 2015:

Committees for the year at the beginning of each year. In addition, all Directors will receive meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agenda.

The Board meets at least 4 times a year. Additional Board Meetings will be held as necessary. In 2015, the Board played a pivotal role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. During the year, the Company convened 4 Board meetings, 5 Audit Committee meetings, 1 Nomination Committee meeting, 1 Independent Board Committee meeting; and passed various written resolutions for the Board, Audit Committee and Nomination Committee. In 2015, the Chairman held a meeting with Independent Non-Executive Directors without the presence of Executive Directors to ensure that the opinions of the Independent Non-Executive Directors have been fully reflected in the Board’s operations.

The Board reviewed significant matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, risk management, internal control implementation and assessment report, annual proposal for profit distribution, annual report, interim report and quarterly reports, renewal of and the revised annual caps for continuing connected transactions, the disposal of telecommunications towers and related assets, appointment and remuneration of auditors, and change of Director, Senior Management and Company Secretary of the Company. All Directors performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company.

The Company determines the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time.

The Board should develop and review the Company’s policies and practices on corporate

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governance; review and monitor the training and continuous professional development of Directors and Senior Management; review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; develop, review and monitor the code of conducts for employees; review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

Directors’ training and continuous professional development

The Company also arranges induction activities including the duties and continuing obligations of Directors, relevant laws and regulations, the operation and business of the Company, so that all newly appointed Directors are provided with updated data on industry development. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis since 2009. Through regular Board Meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and responsibilities by continuously providing them with information about the latest development of the Listing Rules and other applicable regulations. The Directors also pay visits to our provincial branches from time to time to exchange ideas and to study so as to achieve a better understanding of the latest business developments and to share their valuable experiences. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.

During the year, the Directors as at 31 December 2015 have participated in training and continuous professional development activities, and the summary is as follows:

Directors	Types of training
Executive Directors
Yang Jie	A, B
Zhang Jiping	A, B
Yang Xiaowei	A, B
Sun Kangmin	A, B
Ke Ruiwen	A, B
Non-Executive Director
Zhu Wei	A, B
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	A, B
Cha May Lung, Laura	A, B
Xu Erming	A, B
Wang Hsuehming	A, B

A:	attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums

B:	reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or Directors’ duties

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Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions. The Company has received annual independence confirmations from each of the Independent Non-Executive Directors, and considers them to be independent.

Audit Committee

At 31 December 2015, the Audit Committee comprised 3 Independent Non-Executive Directors, Mr. Tse Hau Yin, Aloysius as the Chairman and Mr. Xu Erming and Madam Wang Hsuehming as the members. The Charter of the Audit Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s Internal Audit Department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee is responsible to and regularly reports its work to the Board.

In 2015, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2015, the Audit Committee convened 5 meetings and passed 2 written resolutions, in which it reviewed important matters related to the Company’s annual, interim and quarterly financial statements, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management, internal control, internal audit, renewal of and revised annual cap for continuing connected transactions. The Audit Committee reviewed the annual audited reports, interim review reports and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regards to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee received quarterly reports in relation to the internal audit and

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connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

At 31 December 2015, the Remuneration Committee comprised 3 Independent Non- Executive Directors, Mr. Xu Erming as the Chairman, Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Charter of the Remuneration Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and Senior Management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and Senior Management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and Senior Management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee is responsible to and regularly reports its work to the Board. No Remuneration Committee meeting was held in 2015.

Nomination Committee

At 31 December 2015, the Nomination Committee comprised 3 Independent Non-Executive Directors, Madam Cha May Lung, Laura as the Chairlady and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members. The Charter of the Nomination Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of Independent Non-Executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors and succession plans for the Directors. The Nomination Committee is accountable to and regularly reports its work to the Board. 1 meeting was held by the Nomination Committee and 2 Nomination Committee written resolutions were passed in 2015, and it performed a review of the structure and operations of the Board and discussed the issue in relation to the appointment of Director and other related matters.

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Independent Board Committee

Pursuant to the requirement under the Listing Rules, the Company’s Independent Board Committee convened 1 meeting in 2015, with all 4 Independent Non-Executive Directors attended where it reviewed the renewal of and revised annual cap for continuing connected transactions and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

The number of Attendance/Meetings of the members of the Board and Committees in year 2015

	Board	Audit Committee	Nomination Committee	Independent Board Committee	Shareholders Meeting
Executive Directors
Yang Jie	3/4	N/A	N/A	N/A	3/3
Zhang Jiping	3/4	N/A	N/A	N/A	0/3
Yang Xiaowei	2/4	N/A	N/A	N/A	2/3
Sun Kangmin	3/4	N/A	N/A	N/A	1/3
Ke Ruiwen	3/4	N/A	N/A	N/A	1/3
Wang Xiaochu*	2/2	N/A	N/A	N/A	1/1
Chang Xiaobing*	0/0	N/A	N/A	N/A	0/1
Wu Andi*	0/0	N/A	N/A	N/A	0/0
Non-Executive Director
Zhu Wei	2/4	N/A	N/A	N/A	0/3
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	4/4	5/5	1/1	1/1	2/3
Cha May Lung, Laura	4/4	N/A	1/1	1/1	3/3
Xu Erming	3/4	4/5	1/1	1/1	2/3
Wang Hsuehming	4/4	5/5	N/A	1/1	3/3

Note:	Certain Directors (including Non-Executive Director and Independent Non-Executive Directors) could not attend some of the Shareholders Meetings, Board meetings and other Committee meetings due to other business commitments or being overseas.

*	On 24 August 2015, Mr. Wang Xiaochu resigned from his positions as the Executive Director, Chairman and Chief Executive Officer of the Company. On 23 October 2015, Mr. Chang Xiaobing was approved to be appointed as Executive Director of the Company. Mr. Chang Xiaobing resigned from his positions as the Executive Director, Chairman and Chief Executive Officer of the Company on 30 December 2015. On 10 February 2015, Madam Wu Andi retired from her positions as an Executive Director, Executive Vice President and Chief Financial Officer of the Company.

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The Company will identify suitable Director candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but are not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. After the Nomination Committee and the Board have reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward in writing to the Shareholders’ Meeting for approval.

Directors shall be elected at the Shareholders’ Meeting for a term of 3 years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of Directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in General Meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of Directors). The Board shall convene an extraordinary general meeting within 2 months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a Director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

Supervisory Committee

At 31 December 2015, the Company’s Supervisory Committee comprised 5 Supervisors, including 2 Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other Senior Management so as to prevent them from abusing their powers. The Supervisory Committee is a standing Supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least twice a year. The Supervisory Committee convened 2 meetings and passed 1 written resolution in 2015.

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The number of Attendance/Meetings of members of the Supervisory Committee in year 2015

Supervisors	Number of Attendance/Meetings
Sui Yixun* (Chairman of the Supervisory Committee)	1/1
Tang Qi (Employee Representative Supervisor)	2/2
Zhang Jianbin (Employee Representative Supervisor)	2/2
Hu Jing	2/2
Ye Zhong*	1/1
Shao Chunbao*	0/0
Du Zuguo*	1/1

Note:	Certain Supervisors could not attend some of the Meetings of the Supervisory Committee due to other work commitments.

*	On 18 February 2015, Mr. Shao Chunbao resigned from his position as a Supervisor and the Chairman of the Supervisory Committee due to adjustment of work division. On 12 March 2015, Mr. Du Zuguo resigned from his position as a Supervisor of the Supervisory Committee due to change in work arrangement. On 27 May 2015, Mr. Sui Yixun and Mr. Ye Zhong were approved to be appointed as Supervisors of the Company respectively at the annual general meeting of the Company for year 2014.

External Auditors

The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2015 is as follows:

Service item	Fee (including value-added tax) (RMB millions)
Audit services	68.8
Non-audit services (mainly include internal control advisory and other advisory services)	1.9

Total	70.7

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The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditors’ Report on page 121.

The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, expired at the annual general meeting for 2012 (on 29 May 2013). The appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial years 2013, 2014 and 2015 has been approved at the annual general meeting of the Company for years 2012, 2013 and 2014, respectively. The Audit Committee and the Board of the Company have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial year 2016, subject to the approval at the 2015 annual general meeting of the Company.

Risk Management and Internal Control System

The Board attaches great importance to the construction and perfection of the risk management and internal control system. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and enhancing corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all services and transactions of the Company. The Company has formulated a code of conduct for the Senior Management and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and Senior Management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique 5-step risk management

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approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, established and refined the centralised risk directories and case studies database of the Company, continued to strengthen the level of risk management informatisation, and solidified a standardised risk management procedure so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made over the past years, the Company has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2015, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by The Stock Exchange of Hong Kong Limited, the Company continued to strengthen the level-oriented, categorised and centralised risk management, with resources concentrated on the prevention of significant potential risks, and strive to reduce negative effect from significant risk, the Company did not confront with any major risk event throughout the whole year. In 2015, the potential significant risks and the major risk-prevention and countering measures are as follows:

Economic and policy environment adaptation risk: The downward pressure has increased under the macroeconomic environment, and the effects of multiple policy adjustments have accumulated. The telecommunications industry has shown a trend of low growth amid the interweaving of the three periods, namely, the periods of shifting growth rate, structural adjustment and policy adaptation. Therefore, the Company continued to view economic and policy environment adaptation risks as a significant risk to be tackled. The Company promoted comprehensive in-depth reform to further stimulate vitality; persistently implemented the Company’s strategies to speed up the Internet-oriented transformation; and strengthening the management of accounts receivables to increase risk-countering capability.

Business development risks: The Company is in an industry with intense competition; traditional business gradually saturated and new entrants further intensified the market competition. Therefore, the Company continued to view business development risks as a significant risk to be tackled, adhering to the differentiated development and the terminal-led approach to deepen data traffic operation. We accelerated the broadband speed upgrade and strengthened the enrichment of application content, enriching retention means, to realise the effective development of scale.

Investment return risks: In order to facilitate a quality-leading 4G network and implement the national broadband strategy, the investment scale of the Company increased substantially in 2015, hence the Company further considered investment return risks as a significant risk to be tackled. In the full effort to speed up the construction of 4G and optical fibre access network capacity while ensuring the competitive advantage in network competition, we strengthened the management and control over network investment and construction process, reinforced the efficiency-driven approach and enhanced the investment efficiency and effectiveness. We strengthened the coordination with China Tower to promote the introduction of private capital in the area of broadband access network in order to reduce construction costs by leveraging the assistance of external parties.

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After rigorous risk identification, assessment and analysis, the Company has conducted preliminary assessments of potential major risks to the Company in 2016, including economic and policy environment adaptation risks and business development risks etc., and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company is limited to and within an expected range.

The Company highly values the compliance with the laws and regulations of the People’s Republic of China as well as the places of listing of the Company and where the Company’s business operations are located, strictly complies with all laws and regulations and timely and proactively incorporates the laws and regulations into the Company’s rules and regulations to protect Company’s legitimate business management, maintains Company’s legitimate rights and supports corporate to achieve long-term healthy development target.

“Provisions on the Administration of Communications Short Message Services” came into effect from 30 June 2015. “Provisions on the Administration of Communication Short Message Services” requires short message service providers to obtain the telecommunications operation permit, where short message services should be charged on users and the tariff should be based on the relevant legal provisions and telecommunications tariff standards, short message service providers shall record the time when short messages are sent and received, the information on user’s subscription and cancellation of subscription in their service systems and cannot distribute, disseminate short messages that contain contents prohibited by laws and regulations. “Provisions on the Administration of Communications Short Message Services“further clarified the obligation of the Company to provide short message services, clearly clarified commercial short message management systems and implementation of penalties. The Company promptly interpreted and implemented the relevant requirements under the “Provisions on the Administration of Communications Short Message Services” to ensure the Company’s businesses are conducted in accordance with applicable laws.

In 2015, the Company actively implemented the policy initiatives of cloud computing innovation development, development of e-commerce, promotion of network speed upgrade & tariff reduction, “Internet+” action, three-network convergence and the development of Big Data and other areas as promulgated by the State Council of the People’s Republic of China in 2015 to safeguard the Company’s healthy business development.

Apart from actively implementing the above laws and regulations which are closely related to the Company’s operational management, the Company also actively and closely monitors the latest and forthcoming relevant laws and regulations in order to strengthen the management of relevant business operation behaviour, safeguards the effective adherence to relevant laws and regulations so as to ensure that the Company’s operations are in full compliance with the laws.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Since 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of KPMG Advisory (China) Limited (Beijing office) and Deloitte Touche Tohmatsu Certified Public Accountants LLP and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. Over more than 10 years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

In 2015, the Company comprehensively considered the deepening reforms of various initiatives, the adjustment in organisation structure and department duties, the changes in business development, the needs to enhance value, and the impact of the replacement of business tax with value-added tax in accordance with the new requirements under the COSO Internal Control Framework (2013). With a focus on supporting the development of emerging businesses, pursuing ways to promptly address market needs, solving new problems and new conditions arising in the course of business innovation, operation innovation and cooperation innovation as well as strengthening asset and business value management, the Company made revisions to the internal control manuals during the year in order to enhance the construction of internal control systems, made additional effort in its implementation, and strengthen risk control in key areas. The Company newly established an internal control for key risks areas of business in order to refine the critical control points, optimise the internal control process and enhance the operational efficiency of the Company. The Company optimised the business process of external investment, frontline marketing outsourcing, procurement management, invoice management, etc and comprehensively dealt with the risk areas for new businesses. In view of the characteristics of emerging businesses, the Company established a sub-division of internal control manuals for new emerging businesses and guided the new emerging business units to construct and optimise the internal control implementation rules as well as perfected the mechanism to prevent corruption and fraud. The Company conducted assessments of the risk management and internal control systems for the year, and supervised the timely rectification of problems that had been identified in order to avoid operational risks.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

The Internal Audit Department plays a vital role in supporting the Board, the management and the risk management and internal control systems. The functions of the Internal Audit Department are independent of the Company’s business operations and are complementary to the duties of the external auditors, and play an important role in the monitoring of the Company’s internal governance. The Internal Audit Department is responsible for organising the risk management and internal controls assessment of the Company, and provides an objective assurance to the Audit Committee and the Board that the risk management and internal control systems are maintained and operated by the management in compliance with agreed processes and standards. The Internal Audit Department regularly reports the internal audit findings to the Audit Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee.

Annual Evaluation of Risk Management and Internal Control Systems

The Company has been continuously improving its risk management and internal control systems. In order to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk, the Company’s Internal Audit Department is responsible for coordinating the assessment of risk management and internal control systems.

The Company has adopted the COSO Internal Control Framework (2013) as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the Internal Audit Department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following 4 major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self- Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations. In 2015, the Company’s Internal Audit Department initiated and coordinated the assessment of internal control at the Company level, and reported the results to the Audit Committee and the Board.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points corresponding to control environment and major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2015, the Company further defined the responsibilities of the operation departments in the internal control assessment, continued to motivate the operation departments to play a leading role in the internal control self-assessment. At the same time, the Company evaluated the effect of the self-assessment with reference to the results of the independent internal control assessment in order to promote the effectiveness of self-assessment. The above measures effectively promoted the participation of various departments and units and ensured the self-assessment work of the Company with 100% coverage, while timely detected and rectified internal control deficiencies so as to effectively control and eliminate potential risks. The Company also worked towards perfecting the systems and deepening its governance measures, while continuously improving the quality and effectiveness of its internal control self-assessment.

Under the risk-guided independent assessment of the Company’s internal control, we consolidated audit resources, worked around key areas and major business processes and conducted assessments. At the same time, we focused on new services and new units including mobile Internet, and continued to build upon our internal control construction and selected key businesses and units for assessment to prevent and manage the risks associated with the new business areas. In 2015, the Company explored a cross evaluation working model and focused on the risk assessments of innovative business and international business. Besides, among various audit areas, the Company continuously paid attention to the effectiveness of the internal control over fundamental business. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the risk management and internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit over financial reporting. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

The Company also established a collaborative risk prevention mechanism to promote the vertical supervision and improvement of the rectification system in different technical areas by various departments of the headquarters whilst exploring the establishment of an internal control mechanism with long-term effectiveness. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the internal and external assessments in a positive manner.

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full- dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board, through the Audit Committee, conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2015, which covered all material controls including financial, operational and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board is of the view that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company’s accounting, internal control and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, senior management provides the capital market and media with important information and responds to key questions which are of prime concerns to the investors. This has helped reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the annual general meetings in Hong Kong to provide convenience and encourage its shareholders, especially the public shareholders, to actively participate in the Company’s annual general meetings and to promote direct and two-way communications between the Board and shareholders.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

With an aim of strengthening communications with the capital market and enhancing transparency of information disclosure, the Company has provided quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and monthly announcements of the number of access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2015, the Company participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

In 2015, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference
January 2015	Deutsche Bank Access China Conference 2015
January 2015	UBS 15th Greater China Conference
March 2015	Credit Suisse Asian Investment Conference 2015
May 2015	Macquarie Greater China Conference 2015
May 2015	CLSA China Forum 2015
May 2015	HSBC China Conference 2015
May 2015	Deutsche Bank Access Asia Conference 2015 (Singapore)
May 2015	Nomura China TMT Corporate Day 2015
May 2015	BNP Paribas 6th Asia Pacific TMT Conference 2015
May 2015	Morgan Stanley China Summit 2015
May 2015	Goldman Sachs TechNet Conference – Asia Pacific 2015
June 2015	J.P. Morgan China Summit 2015
June 2015	Bank of America Merrill Lynch Global Telecom & Media Conference 2015
June 2015	Nomura Investment Forum Asia 2015 (Singapore)
June 2015	UBS Pan-Asian Telco Conference 2015
June 2015	HSBC 3rd Annual Asia Investor Forum 2015 (Europe)
June 2015	Haitong International/Societe Generale London Conference 2015 & Non- Deal Roadshow (Europe)

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Date	Name of Conference
July 2015	DBS Vickers Pulse of Asia Conference 2015 (Singapore)
September 2015	Morgan Stanley China Tech Conference 2015
September 2015	22nd CLSA Investors’ Forum 2015
October 2015	Jefferies 5th Annual Greater China Summit
November 2015	Bank of America Merrill Lynch China Summit 2015
November 2015	Credit Suisse 6th Annual China Investment Conference 2015
November 2015	Citi China Investor Conference 2015
November 2015	Daiwa Investment Conference 2015
November 2015	J.P. Morgan Global TMT Conference 2015
November 2015	Morgan Stanley 14th Annual Asia Pacific Summit (Singapore)
December 2015	Barclays Asia TMT Conference 2015

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors, media and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, website information which other users are also interested in, etc. In 2015, the Company updated the contents on ongoing basis and revamped the homepage of its website to further enhance the functions of the website and the level of transparency of the Company’s information disclosure, so as to meet the international best practices. In addition, the Company revamped the homepage of its mobile website, which allows investors, shareholders, media and the general public to more easily and promptly browse the updated information on the Company’s website through mobile devices at any time and in any place. The Company’s website was accredited a number of awards in the professional rankings of LACP, W3 and iNova, indicating that the Company’s website is highly recognised by the professionals. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and prepared and distributed the annual report in a more environmental-friendly and cost-saving manner according to the recommendations received. Shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of inside information. In general, the authorised speaker only makes clarification and explanation on data that are available on the market, and avoid providing or divulging any unpublished inside information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the blackout periods.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Shareholders’ Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures: 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign 1 or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene an extraordinary general meeting or a class meeting thereof. If the Board fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in shareholders’ meetings.

Process of forwarding shareholders’ enquiries to the Board:

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department.

The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

38th Floor, Dah Sing Financial Center,

108 Gloucester Road, Wanchai,

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

Fax No.: (852) 2877 0988

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, which will answer the shareholders’ questions. Information on the Company’s website is updated regularly.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the Corporate Governance Practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of Independent Directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of Independent Directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. The Listing Rules require that at least one-third of the Board of Directors of a listed company in Hong Kong be Independent Non-Executive Directors. The Board of the Company currently comprises 10 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2015.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE GOVERNANCE REPORT

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency and independence of operations, as well as the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and seek sustainable returns for the shareholders and investors.

For further information, please browse our website at www.chinatelecom-h.com

NEW VITALITY

Dedicated Quality & Professional Team

to Strengthen our Competitive Edge

天翼4G+

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

In 2015, our work on human resources development has firmly adhered to the Company’s strategy. We further liberalised our thoughts and focused on innovative mechanisms to motivate vitality and enhance efficiency. Our aim was to control staff size, refine corporate structure, improve corporate vitality, enhance capability and motivate persistency as we further implemented reform measures to pragmatically and effectively foster sustainable corporate development with robust organisation assurance and talents support.

I. Strengthen senior management and executives team building. We strengthened and expanded our executives team, further promoted younger leaders and optimised the leadership structure. We organised an integrated assessment mechanism for the leaders and their management teams from provincial branches, which provided a better reference for leadership selection and leadership training, further enhancing the scientific standard of our leadership management. We strengthened the construction of our reserve cadre team and organised democratic recommendations and dynamic adjustments for reserve cadres. We organised a recommendation process for reserve cadres for provincial branches, and adjusted and supplied the deputy reserve cadre candidates for provincial branches.

II. Strengthen the daily management and supervision of senior management executives. The Company enforced the regulation of part time jobs of the executives of each unit; we have adjusted the positions of those who are not suitable for the present posts according to the relevant regulations. We strictly controlled the approval procedures for overseas travelling of management staff at provincial levels and optimised the approval procedures. We deepened the promotion of the personal declaration procedures for all management staff.

III. Strengthen the supervision and guidance on staff selection and staff appointment. We organised the respective units of the Company to implement self-assessment and self-correction measures in staff selection and staff appointment process, and focused on the rectification of the problems that had been identified. Through this process, we ensured that the self-assessment and self-correction measures achieved our target results. Through supervision, we ensured that the rectification initiatives were effectively implemented and thoroughly developed.

IV. Promote the adjustment of human resources structure and standardise labour management. We strictly implemented the control and management of staff size and formulated the “two retired one appointed” policy. We kept a stable workforce, providing room for optimisation of labour structure to support the centralised – efficient operations and the emerging businesses development of the Company.

We further regulated labour dispatch, regularly analysed labour dispatch conditions, and supervised the timely rectification of problems that had been identified in key units. We organised relevant seminars to discuss and solve the problems. As at the end of December 2015, the percentage of labour dispatch was below the national requirement of 10%.

V. Strengthen the human resources information system, improve the standard of management. We strengthened to institutionalise and standardise the operation management system. We further optimised data standardisation, unified statistical and reporting formats, carried out a contest on data protection, all of which substantially improved the timeliness and accuracy of data information and further enhanced the standards of human resources management.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Information of Employees

As at the end of 2015, the Group had 291,526 employees. The number of employees working under each classification and their respective proportions were as follows:

	Number of employees	Percentage
Management, Finance and Administration	43,998	15.1%
Sales and Marketing	151,448	51.9%
Operations and Maintenance	94,055	32.3%
Research and Development	2,025	0.7%

Total	291,526	100.0%

Corporate–Employee Relationship

Communication between Management and Employees

We endeavoured to understand the employees’ thoughts. Combining the key work during different periods with information from network surveys, frontline research and exchange of virtual teams as well as summary of feedback from Internet telecommunications staff and third-party research, we promptly summarised the employees’ thoughts. Based on the Internet platform, the labour union carried out the investigation survey “2015 speak out your wish”, with around 106,000 employees participated to better grasp the staff’s needs in work and life. On this basis, and combining with the results contributed by third-party research as well as provincial and frontline labour unions, we have a better understanding of the employees’ aspirations and the demands in their work life. A comprehensive analysis on the understanding of employees’ thoughts was reported to the management.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Roles and Duties of Labour Unions

Adhere to servicing employees and facilitating development. The labour unions built a platform for innovation in employees’ positions and duties, and created an environment for innovation. A forum organised by the labour union for advanced model employees vigorously promoted the excellent qualities and attitude of the advanced model employees. In 2015, 18 employees of China Telecom were awarded the honorary title of “National Model Worker”. 30 groups were awarded the honorary title of “National May 1st Elite Female Pacesetter Position” and honoured “National Elite Female Civilization Position”. 19 employees were awarded the honorary title of “National May 1st Elite Female Pacesetter” and “National Elite Female Contribution Pacesetter”. 13 groups were awarded the honorary title of “National Pioneer Workers”. 8 individuals were awarded the “National Technical Master” award. 40 employees were named “Technical Master of China’s State-owned Enterprises” while 102 were named as “Technical Master” of the Company. Through the “Double Hundred” platform in which with over 200,000 employees participated, frontline employees elected the 100 “Elite Female” shop managers and excellent channel managers of the Company. The labour unions vigorously promoted the advanced model employees, creating a studious, competitive and nurturing environment. Through various media channels, all levels of the labour unions vigorously promoted the model employees, and promoted over 1,000 excellent employees and over 300 advanced groups from all levels of the corporation.

Coordination and Communication between the Company and the Labour Unions

All levels of the labour unions motivated employees to be conscientious, innovative and actively established platforms in the areas of labour competition, skills competition, knowledge competition, and innovation to the offices and posts, creating an environment for innovation in positions and duties. Labour unions, jointly with the relevant departments, organised a 4G network maintenance worker skills competition, a competition on emergency communications skills, the 2nd “iCreate” Dark Horse competition, the 9th “Excellent Marketing Skills Cup”, “BestTone” App experience competition, “Outsmart” core business district operations skills competition, “e-Surfing Joy Go” labour competition, China Telecom “Quality Month” service knowledge competition, outstanding female shop managers selection, Out-of-Office assistant selection, “NOC Excellent Case” selection and many other competitions and selection activities. The labour unions established on-the-job innovation and “Four-Smalls Caring Double Hundred” case selection activity. Over 1 million employees participated in the activities, promoting business development and the enhancement of the employees’ skills.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Caring for Employees

Promote the construction of the “Four-Smalls” to help employees solve their practical difficulties. Frontline units launched the “small canteens, small bathrooms, small washrooms, and small activity rooms” construction activities. During the year, approximately 3,800 frontline units of the Company completed the construction of the “Four-Smalls” and invested a total of approximately RMB100 million. At the same time, we continued to consolidate and strengthen the standardised management for the “Four-Smalls” that have already been built by development of policies, coordination and communication, and establishment of long-term mechanisms.

Reflect and address the needs of employees at the policy level, safeguard the interests of employees. The Company strove to understand the work life of frontline employees and their difficulties and problems, and to resolve the root causes of the problems through the democratic management platform and policy formulation. In 2015, after thorough investigation, analysis and reflection, specific difficulties were resolved, such as heating problems during winter, labour protection from both low and high temperatures at labour sites, protection of construction and maintenance labour, and protection for the frontline female employees. At the same time, through the strengthening of the institutional construction, we promoted frontline corporations to formulate policies protecting vital interests of employees to safeguard their legitimate rights and interests.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Offer assistance to employees who were in difficulty. We tried our best to offer assistance to staff affected by natural disasters. During periods of earthquakes, typhoons, rainstorms and other natural disasters, we tracked and understood our staff’s situation in a timely manner. We assisted provincial unions to ensure employees’ basic living; during the post-disaster reconstruction period, we managed and used natural disaster relief funds of the Company in a good manner, examined and formulated the disaster subsidy programme for employees, organised sympathy visits to the disaster-hit areas and other activities such as disaster site worker exchanges to help employees relieve stress. We strengthened the support for our employees who were in difficulties. We organised provincial labour unions to establish and optimise the files of the staff in need, guided the establishment of serious illness support relief funds at provincial levels, and regulated the process of the use of the funds. On average, we allocated approximately RMB20 million relief fund to over 9,000 staff in need in the year, ensuring timely relief for employees who were in difficulties.

Summarise and promote good practice for caring for frontline employees. We summarised and promoted the “5 visit and 5 congratulate” scheme, employees to go the City Medical Service in provincial centres, EAP activities to reduce pressure for frontline employees, “Families with children taking public examinations” care activities, exchange activities for learning from excellent frontline employees. We promoted exchange frontline units to help employees learn good practice in areas such as medical treatment, school entry, family difficulties, disaster relief, maintenance of stability, assisting employees with the purchase of their train tickets over the Spring Festival holiday and vegetables supply for alpine hypoxia regions. The programmes were generally welcomed and well received by the employees.

Promote activities for the care of female employees. We vigorously selected outstanding female employees advanced models to stimulate positive energy. We recognised 100 outstanding female managers and outstanding channel managers of the Group and vigorously promoted female employees’ quality enhancement activities to enhance their competitiveness. We organised the “Scholarly Beauty” reading project and over 200 excellent books were provided as gifts to employees to encourage employees to read more books and to read good books. Through the “Double hundred” study groups guiding female employees to share joy and happiness in their life, there were 3,528 reading experiences shared by the employees and approximately 53,000 employees participated. We constructed “Mummy Cabins” in frontline units such as the sales outlet and customer service hotline “10000” to provide a lounge area for female employees and to facilitate breast feeding. We carried out psychological counseling services and training seminars for female employees to help them to release their pressure, to care for female employees and their family life to organise female employee interest activities for “Cultivating Good Family Style – Female Workers in Action” activities and for other female employee care activities such as on 1st June Children’s Day and during the high level examination period.

Activities for morale and team building, consolidating strengths for development. Overall the provincial labour unions organised more than 140 recreational and sports activities last year. Through the organisation of a variety of recreational and sporting activities, cultural life was activated, morale was enhanced, pressure was released and team spirit was consolidated.

Strengthening Human Capital

Focusing on our strategic development priorities, the Company continued to strengthen the development of talent teams, and actively promoted the capabilities improvement of our operation managers, professionals and technical personnels.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Actively developing mobile learning experimental units

Actively using the technology of mobile Internet learning, we strengthened the corporate in the experimentation, summary and promotion of hybrid training, mobile learning, knowledge sharing, expert assistance, job support and other aspects, achieving a dual upgrade in employee capacity and work performance. In the promotion of mobile learning, we gradually developed the employees’ awareness of and familiarity with mobile learning, actively creating a corporate internal learning, sharing and innovative atmosphere, embracing the mobile Internet revolution in corporate culture. In 2015, we actively integrated the platform of mobile learning and formed a “study group” as the core unified mobile learning portal. We comprehensively promoted the construction and operation based on the content of mobile learning, and relied on the “study group” to promote the efficient-centralisation, flatness and standardisation of the operation and management of the company’s face-to-face training.

Building up the internal training team

We fully leveraged the positive impact of our internal trainers at all levels in areas such as promoting and implementing strategies, improving professional abilities and shaping the corporate culture. We further improved the management mechanisms in the selection, use, cultivation, evaluation and encouragement of our internal trainers. We optimised the structure of the internal training team to effectively expand the internal training team from front-end, back-end to the comprehensive support and emerging business areas, gradually improve hierarchical classification. We comprehensively covered all professional aspects, ensuring the ability to effectively satisfy the corporation’s development and the demands of training the talent in the internal training team, in order to guarantee the sustainable and healthy development of the corporation. In 2015, we have employed 803 company-level internal trainers.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

HUMAN RESOURCES DEVELOPMENT REPORT

Developing Leadership Skills

In 2015, we arranged 64 leaders from mid- level management from provincial branches to participate in 2 entrepreneur training camps organised by the Company, focusing on the entrepreneurship shaping to strengthen their ideals, beliefs and sense of responsibility. We launched the 2015 programme in allowing managers from city branches to sign up to online learning activities to help them understand the Company’s strategy, to grasp macroeconomic development trends, to enhance their leadership capacity in “Internet+” through the use of online universities and study group platforms, topical information study, quality learning courses and other online training methods. At the same time, we used study groups, YiChat and other mobile applications to conduct seminars to promote business exchanges and experience sharing between city branches.

Cultivating Professional Talents

We strengthened the open-source software and the construction of high-skillset IP professional personnel team. Through the voluntary application and online software design testing, we selected 1,117 open-source software talents. Through the introduction of open-source software talents, the number of open-source software product development talents has reached 1,241 in emerging business units. We organised high-skillset IP professional personnel selection and training, the scale of employees involved reached 1,270 talents.

We further improved the management of Rank B professional talents, completed 645 Rank B professional talents renewal and selection process in the areas of IP, IT, sales and marketing, wireless and mobile. We implemented the annual training scheme, organised a range of academic exchange for professionals and promoted the system of talent mentors. In 2015, we organised training courses for Rank B professional personnel and trained 796 staff in 19 sessions.

Staff capacity building

We focused on sub-dividing performance evaluation units with performance contracts and enhanced the ability of frontline staff. We implemented 4 sessions of “unit CEOs” elite training camps, 15 sessions of backbone staff training camps and 8 sessions of internal training classes for internal trainers. 1,287 staff members were trained and 362 were authorised as internal trainers for “unit CEOs” training courses.

Through the online university platform, we organised to launch the “100 Best unit CEOs podium” campaign. We had over 12,000 online learners, and over 14,000 YiChat browser learners.

Nurturing and introducing outstanding young talents

We organised a 2015 spring internship programme, providing a total of 383 internship positions. We also organised a top graduate programme and selected 722 top graduates for this programme.

Recruitment

The Company recruits university graduates and mature talents. The Company unified the recruitment process of university graduates. Upon employment by the Company, graduates generally have to attend 1 to 2 months of induction training to help them understand the corporate culture and business of the Company. The Company organised the recruitment for mature talents in the society in accordance with the needs of the business development.

To provide opportunities for the employees’ career development, the Company developed a comprehensive double promotion channel. Promotion is based on the principles of fairness, openness, and transparency. The Company fully respects employees’ rights to choice, knowledge and superintendency.

In the recruitment and promotion processes, the Company treats all candidates and employees equally, regardless of gender, age and race.

The Company strictly abides by the national regulations relating to employees’ working hours and implemented the State Council’s “Regulations on Paid Annual Leave for Employees” in developing provision relevant to employee vacation.

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HUMAN RESOURCES DEVELOPMENT REPORT

The Company strictly abides by the laws and regulations such as the “Labour Contract Law of the People’s Republic of China” and constantly improved the management system relevant to employees. Taking into account the actual situation of the Company, we implemented a relevant system and developed detailed provisions for termination of employee labour contracts.

Remuneration and Performance Management

Remuneration

The remuneration of the Company’s employees comprises base salary and performance based salary, and takes into account both short and medium-to-long term incentives. The Company persisted in determining the distribution of employees’ remuneration based on their value and contribution while also tilting towards the core frontline employees. At the same time, to correspond with and support the sub-division of the performance evaluation units, the Company introduced innovative labour cost management to motivate and incentivise the vitality of its employees. First, we support development by revitalising the existing assets. We conducted comprehensive indicators comparisons such as the input-output efficiency ratios of labour costs and the average income level of employees at each provincial level, in order to facilitate differentiated adjustment and assets reduction at provincial level. Second, we carried out proportional allocation in accordance with the revenue budgets for respective provincial branches. We supported and guided all provincial branches to focus on improving market share, scale development of revenue and enhancement of corporate efficiency through the allocation of labour resources. Third, we improved the overall allocation of labour between professional units and direct units, For emerging business units and the revenue/profit generating units, we focused on regulating the total costs, supplemented by monitoring averaging income level. For cost-incurring units, we allocated in accordance with average income level per person as a starting point.

Through implementing the relevant provisions, the Company standardised the management of the remuneration of leaders. There are rules for the management of the remuneration of leaders. The Company further optimised the assessment methods for leaders’ performance remuneration. According to the requirement to downsize the difference in scale and strengthen performance-oriented evaluations, the Company improved the performance assessment measurement of provincial branches leaders, increased the intensity of the application of the results of the assessment, reflecting the incentives for performance.

Performance management

The Company has established a relatively comprehensive performance evaluation system for all its employees. Branches of all levels have established employees’ performance evaluation teams which are led by the respective general manager of the relevant branch. The teams have formulated evaluation methods for deputies, functional departments, subordinated units and general employees of the Company. The Company managed to improve its employee evaluation and incentive mechanism and related supervision system to secure the fairness and reliability of the performance evaluation results. At the same time, it has further optimised and improved the performance evaluation system to appraise the performance by categories of business units, deputies, middle-level management and employees of all levels, enhancing the specific focus and relevance of the entire performance evaluation process.

Guaranteeing Employees’ Rights and Interests

The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company adheres to offering equality of remuneration and work for male and female employees and implements special regulations to protect female employees’ rights and interests. There were no discriminatory policies or regulations, nor had there been any circumstance whereby child labour or forced labour was employed.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE SOCIAL RESPONSIBILITY REPORT

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CORPORATE SOCIAL RESPONSIBILITY REPORT

Inherent Corporate Responsibilities: As a national mainstream telecommunications operator, there is an inherent corporate responsibility towards the fundamental network, universal telecommunications services, emergency communications, information healthiness, technological innovation and value chain development. China Telecom persists in taking a leadership role in endeavouring to persistently contribute to the development of the country and the community.

Responsibilities towards Shareholders: Shareholders are the investors of the enterprise. China Telecom adheres to operate steadily and pragmatically, while striving to honour its commitment to shareholders through achieving excellent operating results and continuously enhancing its corporate value.

Responsibilities towards Customers: Customers are the foundation for sustainable development of the enterprise. China Telecom strives to protect the rights of customers, pursue mutual growth of corporate value and customer value, deepen its understanding of customers’ needs, and continuously innovate and provide suitable and high quality products and services to customers, all of which enable our customers to fully enjoy a new lifestyle in the information age.

Responsibilities towards Employees: Employees are the most valuable assets of the enterprise. China Telecom safeguards the interests of its employees in accordance with laws, fosters staff development, encourages employees to participate in management, takes care of its employees’ well-being, and aligns the development of the Company and its employees.

Environmental Responsibilities: It is a mission of all mankind to develop an environmentally friendly environment. Through promoting environmentally friendly elements in management, procurement, network, office administration, products and activities, China Telecom strives to become a provider of environmental friendly integrated information service, as a means to contribute to the development of an environmentally friendly economy and society.

Social Welfare Responsibilities: Commitment to charitable social activities helps to turn the society into a better place. The Company takes the initiative to reward the society by voluntarily participating in community charity affairs.

China Telecom regards sustainable development as the direction and continuously enhances its level of responsible management, while coordinating and fulfilling the responsibilities towards stakeholders, committing to the path of responsible development.

I. Operating with integrity and in compliance with the laws

China Telecom persists in maintaining good corporate governance and operating in compliance with the laws and integrity through abidance by relevant laws and regulations, industry regulations and business ethics. We have established

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an all-rounded and seamless compliance system featuring internal control design, audit supervision, anti-corruption and comprehensive risk management. We have created a long lasting, effective and standard communication mechanism in order to regulate the disclosure of corporate information. We have taken the initiative to be governed by the government regulation and social supervision. In 2015, in accordance with the laws and regulations and the requirements of the regulatory departments, the Company integrated the changes in the area of business operations to strengthen the setting up of the Company’s anti-corruption and supervision systems, to further perfect the relevant rules and systems, to continuously develop the supervision and inspection of the implementation of these rules and systems, and to make timely rectification when problems are discovered.

II. Fulfilling our essential responsibilities as a telecommunications operator

As a key player of the construction of “Broadband China”, the Company accelerated the construction of the dual-100Mbps mobile Internet and wireline broadband Internet in 2015 in order to provide speedy, safe and reliable network assurance. The Company strives to achieve the missions in maintaining network information safety and universal telecommunications services, and assuring emergency communications.

Speed Upgrade and Tariff Reduction

The Company accelerated the construction of 4G network. The number of 4G base stations reached 510,000 in total. The network covered all developed villages and towns nationwide (all villages and towns in the eastern region) or above. At the same time, the Company constructed 4G+ (LTE-A) base stations in 45 key cities, providing its “e-Surfing 4G+” service.

The Company comprehensively promotes optical fibre upgrade for wireline broadband network, and expands its construction in relation to the coverage of optical fibre network, completing optical fibre upgrade for copper wire residential communities during the year as well as developing a number of optical fibre cities. Sichuan was the first province with full optical fibre network coverage, and the access speed of wireline broadband service was increased to 29Mbps.

The Company has drastically reduced the standard tariff of wireline broadband and handset data traffic and introduced the service of carrying forward unused handset data traffic to the next month. In 2015, the bandwidth unit price of wireline broadband has reduced by 55% and the handset data traffic tariff has decreased by 33%.

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CORPORATE SOCIAL RESPONSIBILITY REPORT

Maintaining network information security

The Company conscientiously adheres to the legal and regulatory requirements of network information security and continuously strengthen every fundamental work of network information security. The Company launched the “e-Surfing security” series of products and a series of related security products such as DDos security protection product “Cloud Dam” embedding the functions of “cloud, pipe and device”, office security administration, safe mobile payment “e-Surfing USB”. The Company strives to control unhealthy network information and assist the relevant departments to fight against communication and information swindles.

Promoting the “Village-to-Village” projects

The Company persistently promotes the construction of communication networks in rural areas and remote rural villages. In 2015, the Company completed the installation of broadband lines in over 5,400 administrative villages, telephone lines in over 1,000 natural villages and the construction of rural service network points by applying customised techniques. The Company strives to participate in and foster the electronic development and informatisation in rural areas, endeavouring to enhance the level of informatisation of rural villages, agriculture and farmers, and bridge the “digital divide” between the urban and rural areas.

Assuring emergency communications

China Telecom is dedicated to ensuring the provision of smooth and safe communication. In 2015, the Company quickly responded to the rescue activities in a number of severe natural disasters such as earthquake, flood, typhoon, and restored communication services in the affected areas within the shortest period of time. Throughout the year, a total of over 70,000 headcounts of relief workers, over 10,000 rescue vehicles, over 8,000 diesel generators and over 3,000 emergency communications equipment were deployed for this purpose. The Company successfully accomplished the communication assurance tasks for important conference events and important sport competition events.

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CORPORATE SOCIAL RESPONSIBILITY REPORT

III. Fulfilling our responsibilities towards our customers

China Telecom actively implemented the laws and regulations regarding the protection of the interests of customers, persisting to provide products and services in compliance with laws and regulations. The Company also puts in place strict compliance checks for advertising campaigns, strictly protect customer information and continuously standardising the tariff management. In 2015, while aggressively promoting 4G and optical fibre broadband products, the Company deployed and implemented the “Internet+” action plan and cooperated with customers and business partners to innovatively promote the applications of “Internet+” and assisted the transformation and upgrade of customers in various sectors and industries. The Company strives to enhance the service capability and improve the quality of hot spots through resolving key service issues in a timely manner based on customers’ feedback. According to the survey conducted by the Ministry of Industry and Information Technology, China Telecom continued to outperform amongst its peers in the customer satisfaction ratings of mobile Internet and wireline Internet in 2015.

Enhancing services capability for fundamental business

For 4G business, the Company implemented “5 excellent services” focusing on the areas including network experience, product services, channel services, terminal services and customer care. The Company launched the 4G campaign of “Service Experience, Enhanced Capability” to proactively identify problems and implement rectifications through targeted service experience.

Focusing on the broadband services, the Company launched end-to-end bandwidth upgrade, organised users to conduct speed testing and service supervision and promoted “install first and pay later” broadband services in 12 pilot provinces across the country. Through promoting broadband self-troubleshooting functions, the Company provided convenience to customers and reduced broadband repair service time.

Implementation of the morals and rectification requirements and remedy of services hotspots issues

The Company promotes the innovation of fundamental service credit management through improving IT system capability and realises its commitment to serve customers. The Company

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further standardised the customer reminder service and created reminder service in new media channels enabling customers to enjoy customised reminder service. The Company further standardised the detailed presentation of bills in accordance with the “handset data traffic carrying forward” policy. Rectification measures such as “second confirmation” and “unknown deductions” were launched. Up to December, both the rate of bypassed complaints and the rate of unknown deductions complaints of China Telecom outperformed the control targets set by the Ministry of Industry and Information Technology.

IV. Fulfilling our responsibility towards our employees

China Telecom safeguards the interests of our employees in accordance with the laws, continues to establish stable and harmonious labour relations, cares and cherishes our employees, actively leverages various types of talents and supports labour unions in carrying out their functions.

Strengthening production safety management

In 2015, the Company revised the “China Telecom Production Safety Management Manual” and revised the “China Telecom Female Employees Labour Protection Manual”. The Company strengthened production safety supervision and inspection, and implemented rectification for all types of safety hazards.

Promoting employees’ growth

In 2015, in combination with corporate transformation and business development, we enhanced the targeted training programmes for employees. Focusing on cultivating frontline “unit CEOs”, implementation of “unit CEOs” elite training camps and core employee training camps, we organised the launch of the “100 Best unit CEOs on the podium” campaign, “unit CEOs” online training activities to enhance the capability of frontline “unit CEOs”.

Promoting the work of caring and cherishing our employees

The Company perfected the closed-loop management mechanism for employees’ complaints and carried out the “2015 speak out your wish” survey activity. The Company strives to understand the employees’ needs and timely respond to the employees’ requests in order to help the employees to solve their practical difficulties and problems at its best endeavour. The Company also timely relieved employees in difficulty or affected by natural disasters. Routine care and visits were offered for frontline employees in difficulty and those with outstanding performance. The construction of “Four-Smalls” – namely, small canteens, small bathrooms, small washrooms and small activity rooms for 1,900 frontline units – were completed. Up to 2015, the practical difficulties and problems of frontline employees in dining, activities and rest in nearly 20,000 frontline units were resolved.

V. Fulfilling our responsibility towards the environment

China Telecom complies with the relevant laws and regulations in environmental protection and the Company encourages all levels of employees to be conscious in resources saving, such as the saving of one kilowatt of electricity, one drop of water, one litre of oil, one piece of paper, and one pen. Besides, the Company incorporated and applied the requirements of energy saving, emission reduction and environmental protection in various operating activities such as procurement, construction, operation, office administration through rules

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and regulations, work deployment, appraisals and evaluation. The Company persistently researched and developed environmental friendly information-based products to assist the customers to pursue energy saving and emission reduction and to achieve environment development goals.

Promoting energy saving and emission reduction

In 2015, the Company continued the construction of a network platform that is more energy-efficient, faster and with higher capacity, and promoted the integration of our service platform with “cloud resource pools”. The Company accelerated to foster the upgrade and withdrawal of traditional switch facilities and other obsolete and high consumption equipments for IT, transmission, air-conditioning and electricity. We continued to promote the energy-saving technological transformation of existing network fundamental facilities and the application of new energy-saving technology, further extending the coverage rate of the energy-saving technological transformation of fundamental ancillary facilities and actively promoting the optimisation and reduction of redundancy of the fundamental ancillary facilities. The Company further promoted the sub-divided energy-saving processing units and integrated the energy consumption monitoring system to achieve energy saving and emission reduction precision management. Water resource management was strengthened and the water recycling in operation was promoted.

Promoting Reverse Logistics

The Company continued to promote the recycling, refurbishment, replacement and resale of obsolete products like copper cables, rechargeable batteries, wireline terminals and network withdrawal equipments. The obsolete rechargeable batteries contain large amounts of heavy metal and electrolyte solution such as acid and alkali, the discharge of which will create water pollution, damage crops and cause soil erosion. China Telecom on one hand advocates to minimise the use of rechargeable batteries and on the other hand persists in recycling obsolete rechargeable batteries by setting up the comprehensive recycling and handling systems to prevent environmental pollution and reuse the useful components therein.

Promoting joint construction and sharing of telecommunications infrastructure

During the year, the Company jointly constructed and shared telecommunications infrastructure with other telecommunications operators to avoid duplicate construction, protect the natural environment and landscape, reduce land use, consumption of energy and raw materials. The Company devoted efforts in promoting the joint construction and sharing of base stations, and completed the injection of tower assets into China Tower Corporation Limited.

VI. Supply chain management

China Telecom actively communicates with the suppliers, persists in open cooperation to achieve a win-win situation, adheres to valued procurement, sunshine procurement, ecological procurement, and encourages suppliers to fulfill their social responsibilities.

In 2015, in the area of valued procurement, the Company pragmatically implemented the management methods of procurement resources quality inspection, strengthened quality control, and persistently extended the scope of quality inspection and suppliers’ evaluation. The scope of follow-up assessment was extended. Through reinforcing the inspection and applying follow-up results in bidding assessment, the suppliers are encouraged to continuously improve the quality

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level. For sunshine procurement, the Company strictly complied with the relevant laws and regulations in procurement, bidding and tendering to further improve the Company’s bidding and tendering management system. We revised and published the “Procurement Bidding and Tendering Management Manuals”, “Management Measures in relation to Procurement Selection” and “Bidding Agent On-site Service Measures” and further expanded the scale of bidding, strictly controlled the scope of directed procurement, adhered to the principles of “bidding the project that we ought to bid” and “bidding as many projects as we can”. We conducted comprehensive self-checks and selective key checks of the bidding project as required by laws to enhance the standardised level of procurement. For ecological procurement, we actively promoted the use of ecological procurement assessment indexes in the procurement process and prioritised resources saving and environmentally friendly products. Throughout the year, the energy consumption for targeted professional units was reduced by 7.1%.

VII. Contributing to community well-being

China Telecom actively supported the development of science and technology, education, culture, sports and hygiene and paid attention to the vulnerable groups in society and helped those in distress and poverty. We advocated and encouraged our employees to foster the volunteering spirit and participate in various forms of voluntary service activities.

The Company continued to assist our parent company in providing poverty alleviation and assistance in Tibet and Xinjiang. In 2015, in addition to a variety of assistance programmes in Bianba County in the Tibet Autonomous Region, Yanyuan County and Muli County in Sichuan Province and Shufu County in Xinjiang Uygur Autonomous Region, the Company assisted in providing poverty alleviation and assistance in Tianlin County of Guangxi Zhuang Autonomous Region, helped to establish fundamental facilities, informatisation, education and training, agriculture, hygiene and technology in the five counties. During the year, the Company assisted the Gansu provincial government to build the first poverty big data management platform in China, which conducted a dynamic management of the poor villages, poor households and poor population of Gansu Province, ensuring the full implementation of household policies related to poverty alleviation which was highly commended by society.

In 2016, China Telecom will put forward five development concepts including “promoting innovation, harmonisation, green, openness and sharing”. The Company will implement national “Cyberpower” strategy, “Big Data” strategy and “Internet+” action plan to vigorously promote corporate reform and innovation, while striving to provide more suitable and quality businesses and services to customers and economic society. We will assist the transformation and upgrade of various sectors and industries to create new values for stakeholders, and contribute to the development of a well-off society.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2015 will be held at 11:00 a.m. on 25 May 2016 at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2015 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2016.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2015 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2016 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

4.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2016 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

4.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements,

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTICE OF ANNUAL GENERAL MEETING

preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified; and

(d)	with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, to do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by National Association of Financial Market Institutional Investors.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

5.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2016 is held.

5.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting

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arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

6.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 6:

“Relevant Period” means the period from the passing of this special resolution numbered 6 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTICE OF ANNUAL GENERAL MEETING

7.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 6, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Chu Ka Yee
Company Secretary

Beijing, China

8 April 2016

Notes:

(1)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 25 April 2016 to 25 May 2016 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 22 April 2016. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 25 May 2016 are entitled to attend the annual general meeting.

(2)	The Board of Directors of the Company has recommended a final dividend of HK$0.095 per share (pre-tax) for the year ended 31 December 2015 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 6 June 2016. The Register of Members will be closed from Wednesday, 1 June 2016 to Monday, 6 June 2016 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Tuesday, 31 May 2016.

(3)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2015 annual report.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(5)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 4 May 2016.

(6)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(7)	All resolutions proposed at the annual general meeting will be voted by poll.

(8)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(9)	Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

FINANCIAL STATEMENTS

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF CHINATELECOM CORPORATION LIMITED

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 122 to 193, which comprise the consolidated statement of financial position as at 31 December 2015, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2015, and of its performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

23 March 2016

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2015 (Amounts in millions)

	Note	31 December 2015 RMB	31 December 2014 RMB
ASSETS

Non-current assets
Property, plant and equipment, net	5	373,981	372,876
Construction in progress	6	69,103	53,181
Lease prepayments		23,609	24,410
Goodwill	7	29,920	29,917
Intangible assets	8	10,739	8,984
Interests in associates	10	34,473	4,106
Investments	11	1,624	972
Deferred tax assets	12	4,655	3,232
Other assets	20	3,349	4,053

Total non-current assets		551,453	501,731
Current assets
Inventories	13	6,281	4,225
Income tax recoverable		105	1,360
Accounts receivable, net	14	21,105	21,562
Prepayments and other current assets	15	16,229	10,581
Short-term bank deposits		2,519	1,379
Cash and cash equivalents	16	31,869	20,436

Total current assets		78,108	59,543

Total assets		629,561	561,274

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	17	51,636	43,976
Current portion of long-term debt	17	84	82
Accounts payable	18	118,055	88,458
Accrued expenses and other payables	19	82,934	72,442
Income tax payable		2,154	307
Current portion of finance lease obligations		38	—
Current portion of deferred revenues	20	1,028	1,060
Total current liabilities		255,929	206,325

Net current liabilities		(177,821)	(146,782)

Total assets less current liabilities		373,632	354,949

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2015 (Amounts in millions)

	Note	31 December 2015 RMB	31 December 2014 RMB
Non-current liabilities
Long-term debt and payable	17	64,830	62,494
Finance lease obligations		81	—
Deferred revenues	20	1,454	798
Deferred tax liabilities	12	2,061	1,125
Other non-current liabilities		455	424

Total non-current liabilities		68,881	64,841

Total liabilities		324,810	271,166

Equity
Share capital	21	80,932	80,932
Reserves	22	222,852	208,251
Total equity attributable to equity holders of the Company		303,784	289,183
Non-controlling interests		967	925

Total equity		304,751	290,108

Total liabilities and equity		629,561	561,274

Approved and authorised for issue by the Board of Directors on 23 March 2016.

Yang Jie	Ke Ruiwen
Executive Director, President and	Executive Director and
Chief Operating Officer	Executive Vice President

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2015 (Amounts in millions, except per share data)

	Note	2015 RMB	2014 RMB
Operating revenues	23	331,202	324,394

Operating expenses
Depreciation and amortisation		(67,664)	(66,345)
Network operations and support	24	(81,240)	(68,651)
Selling, general and administrative		(54,472)	(62,719)
Personnel expenses	25	(52,541)	(50,653)
Other operating expenses	26	(48,843)	(47,518)

Total operating expenses	27	(304,760)	(295,886)

Operating profit		26,442	28,508
Gain from Tower Assets Disposal	2	5,214	—
Net finance costs	28	(4,273)	(5,291)
Investment income		8	6
Share of (losses)/profits of associates		(698)	34

Profit before taxation		26,693	23,257
Income tax	29	(6,551)	(5,498)

Profit for the year		20,142	17,759

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		652	(54)
Deferred tax on change in fair value of available-for-sale equity securities		(163)	14
Exchange difference on translation of financial statements of subsidiaries outside mainland China		129	3
Share of other comprehensive income of associates		3	(3)

Other comprehensive income for the year, net of tax		621	(40)

Total comprehensive income for the year		20,763	17,719

Profit attributable to
Equity holders of the Company		20,054	17,680
Non-controlling interests		88	79

Profit for the year		20,142	17,759

Total comprehensive income attributable to
Equity holders of the Company		20,675	17,640
Non-controlling interests		88	79

Total comprehensive income for the year		20,763	17,719

Basic earnings per share	34	0.25	0.22

Number of shares (in millions)	34	80,932	80,932

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2015 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance as at 1 January 2014		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664
Profit for the year		—	—	—	—	—	—	17,680	17,680	79	17,759
Other comprehensive income		—	—	—	—	(43)	3	—	(40)	—	(40)
Total comprehensive income		—	—	—	—	(43)	3	17,680	17,640	79	17,719

Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(77)	(77)
Dividends	33	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)
Appropriations	22	—	—	—	1,680	—	—	(1,680)	—	—	—

Balance as at 31 December 2014		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108

Profit for the year		—	—	—	—	—	—	20,054	20,054	88	20,142
Other comprehensive income		—	—	—	—	492	129	—	621	—	621

Total comprehensive income		—	—	—	—	492	129	20,054	20,675	88	20,763

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(80)	(80)
Dividends	33	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Appropriations	22	—	—	—	1,901	—	—	(1,901)	—	—	—

Balance as at 31 December 2015		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2015 (Amounts in millions)

	Note	2015 RMB	2014 RMB
Net cash from operating activities	(a)	108,750	96,405
Cash flows used in investing activities
Capital expenditure		(101,898)	(80,273)
Lease prepayments		(124)	(184)
Purchase of investments	(b)	(10)	(2,990)
Proceeds from disposal of property, plant and equipment		755	710
Proceeds from disposal of lease prepayments		58	121
Proceeds from disposal of Investments		2	—
Purchase of short-term bank deposits		(3,764)	(2,566)
Maturity of short-term bank deposits		2,731	3,474

Net cash used in investing activities		(102,250)	(81,708)

Cash flows from/(used in) financing activities
Principal element of finance lease payments		(14)	(1)
Proceeds from bank and other loans		67,875	53,022
Repayment of bank and other loans		(56,862)	(56,819)
Payment of dividends		(6,160)	(6,198)
Payment for the acquisition of non-controlling interests		(7)	—
Contribution from non-controlling interests		127	—
Payment of the acquisition price of the Seventh Acquisition	(c)	—	(278)
Net cash distributions to non-controlling interests		(150)	(53)

Net cash from/(used in) financing activities		4,809	(10,327)

Net increase in cash and cash equivalents		11,309	4,370
Cash and cash equivalents at 1 January		20,436	16,070
Effect of changes in foreign exchange rate		124	(4)

Cash and cash equivalents at 31 December		31,869	20,436

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2015 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2015 RMB	2014 RMB
Profit before taxation	26,693	23,257
Adjustments for:
Depreciation and amortisation	67,664	66,345
Impairment losses for doubtful debts	2,231	2,084
Impairment losses for long-lived assets	51	—
Write down of inventories	147	151
Investment income	(8)	(6)
Share of losses/(profits) of associates	698	(34)
Interest income	(375)	(304)
Interest expense	4,573	5,650
Foreign exchange loss/(gain)	75	(55)
Net loss on retirement and disposal of long-lived assets	1,573	2,287
Gain from Tower Assets Disposal	(5,214)	—

Operating profit before changes in working capital	98,108	99,375
Increase in accounts receivable	(1,778)	(3,594)
(Increase)/decrease in inventories	(2,199)	2,280
Increase in prepayments and other current assets	(5,854)	(2,359)
Increase in other assets	(87)	(2)
Increase in accounts payable	22,156	6,473
Increase in accrued expenses and other payables	7,119	6,571
Decrease in deferred revenues	(417)	(573)

Cash generated from operations	117,048	108,171
Interest received	375	305
Interest paid	(4,601)	(5,693)
Investment income received	27	29
Income tax paid	(4,099)	(6,407)

Net cash from operating activities	108,750	96,405

(b)	Major non-cash transaction: The Company completed the disposal of certain telecommunications towers and related assets and injecting cash to China Tower Corporation limited (“China Tower”) in return for new shares issued by China Tower on 31 October 2015. The cash injection was not paid by 31 December 2015, therefore the transaction has no impact on the consolidated statement of cash flows for the year ended 31 December 2015.

(c)	The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom (Europe) Limited, a wholly owned subsidiary of China Telecommunications Corporation, by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) from China Telecommunications Corporation on 31 December 2013.

The notes on pages 128 to 193 form part of these consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), CT Global and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media Co., Ltd. to China Telecommunications Corporation in 2013.

On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd., a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).

On 31 December 2013, the subsidiary of the Company, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”), and was paid by 30 June 2014.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business and the Seventh Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	Disposal of Certain Telecommunications Towers and Related Assets

On 11 July 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited entered into an agreement to establish China Tower. Pursuant to the agreement, the Company, CUCL and China Mobile Communication Company Limited each subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares of the China Tower, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The China Tower primarily engages in the construction, maintenance and operation of telecommunications towers, and also engages in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, etc. and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.

On 14 October 2015, the Company, China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”), CUCL and Unicom New Horizon Telecommunications Company Limited (together, “China Unicom”), China Reform Holding Company Limited (“CRHC”) and China Tower entered into a transfer agreement (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Company sold certain telecommunications towers and related assets (“Tower Assets”) to China Tower (hereinafter referred to as “Tower Assets Disposal”) and injected cash to China Tower in return for new shares (the “Consideration Shares”) issued by China Tower. China Mobile and China Unicom also sold certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and CRHC made cash subscription for new shares issued by China Tower.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

2.	Disposal of Certain Telecommunications Towers and Related Assets (continued)

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount of the Tower Assets Disposal was determined as RMB30.131 billion. China Tower issued 33.097 billion Consideration Shares to the Company at an issue price of RMB1.00 per share under the Transfer Agreement in return for the Tower Assets and RMB2.966 billion cash (“Cash Consideration”) from the Company. The Cash Consideration was paid in February 2016.

Upon the issuance of the Consideration Shares by China Tower, the Company, China Unicom, China Mobile and CRHC hold 27.9%, 28.1%, 38.0% and 6.0% of the share capital of China Tower, respectively.

The Tower Assets Disposal was recognised as an assets disposal. The Company realised a gain (subject to deduction of relevant expenses and taxes) from the Tower Assets Disposal, which was calculated based on the surplus of the final consideration amount for the Tower Assets Disposal over the book value of the Tower Assets as at the Completion Date as set out below. As the Company held 27.9% of the share capital of China Tower, only 72.1% of the aforesaid gain was recognised at the Completion Date and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the Tower Assets.

	Note	RMB millions
Final consideration amount of the Tower Assets Disposal		30,131
Less: Book value of the Tower Assets:
Property, plant and equipment, net	5	18,365
Construction in progress	6	2,959
Net other assets and liabilities		1,403
Total book value of the Tower Assets		22,727
Less: Relevant expenses and taxes		173
Total gain from the Tower Assets Disposal		7,231
Less: Deferred gain		2,017
Gain recognised at the Completion Date of the Tower Assets Disposal		5,214

3.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(a)	Basis of preparation (continued)

The provisions of the new Hong Kong Companies Ordinance (Cap 622) regarding the preparation of accounts and audit report became effective for the Group for the financial year ended 31 December 2015. The disclosure requirements set out in the Rules Governing Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) regarding annual accounts have been amended with reference to the new Hong Kong Companies Ordinance. Accordingly, the presentation and disclosure of information in the consolidated financial statements for the financial year ended 31 December 2015 have been changed to comply with these new requirements. Comparative information in respect of the financial year ended 31 December 2014 are presented or disclosed in the consolidated financial statements based on the new requirements. Information previously required to be disclosed under the predecessor Hong Kong Companies Ordinance or Listing Rules but not under the new Hong Kong Companies Ordinance or amended Listing Rules are not disclosed in the consolidated financial statements.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 3(l)).

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 42.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the

Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 3(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 3(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2015, no asset was held by the Group under finance leases (2014: RMB18 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal.

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(n)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 7) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets are computer software.

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 3(n)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 3(n)).

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(m)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(n)	Impairment

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(n)	Impairment (continued)

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognised as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to 1 January 2012 are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortised over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognised in profit or loss when received or incurred.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services is recognised when the services are provided to customers.

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

i)	The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	The Group has latitude in establishing selling prices with customers;

v)	The Group can modify the applications or perform part of the services;

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(o)	Revenue recognition (continued)

vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(x)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services. During each of the years in the two-year period ended 31 December 2015, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB19,291 million for the year ended 31 December 2015 (2014: RMB26,122 million), among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB11,620 million for the year ended 31 December 2015 (2014: RMB15,340 million).

(q)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(r)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2015, research and development expense was RMB792 million (2014: RMB607 million).

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 40.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 41.

(t)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognised until there is reasonable assurance that:

(i) the Group will comply with all the conditions attaching to them; and

(ii) the grants will be received.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(t)	Government grants (continued)

Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Accounts and other payables

Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Value-added tax

Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 17%. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 17%.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(x)	Value-added tax (continued)

Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels, which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position.

(y)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(z)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

3.	Significant Accounting Policies (continued)

(ab)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	Application of Revised International Financial Reporting Standards

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to International Accounting Standard (“IAS”) 19, “Defined Benefit Plans: Employee Contributions”

•	Annual Improvements to IFRSs 2010–2012 Cycle

•	Annual Improvements to IFRSs 2011–2013 Cycle

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

In addition, the Group has applied the amendments to IAS 27, “Equity Method in Separate Financial Statements” that are not yet mandatorily effective but allow early adoption for the current year.

The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 (or IAS 39 for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28, “Investments in Associates and Joint Ventures”.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

4.	Application of Revised International Financial Reporting Standards (continued)

The same accounting must be applied to each category of investments.

The amendments will be effective for annual periods beginning on or after 1 January 2016 with earlier application permitted.

As a result of the early adoption of the amendments to IAS 27, the Company has changed the accounting for investment in joint ventures and associates in its separate financial statements from using cost method to equity method as described in IAS 28 “Investment in Associates and Joint Ventures”, and has retrospectively adjusted the amounts reported for previous periods in the respective separate financial statements.

The following table summarises the retrospective adjustments that have been made in accordance with the early adoption of the amendments to IAS 27 to the Company’s separate financial statements:

	The Company
	31 December 2014 RMB millions	1 January 2014 RMB millions
Increase on items of statement of financial position
Assets
Interests in associates	411	405
Equity
Retained earnings	411	405

Except for the early adoption of the amendments to IAS 27, the Group has not yet applied any other new and revised standard that is not yet effective for the current year (Note 43).

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

5.	Property, Plant and Equipment, Net

	Buildings and improvements RMB millions	Telecomm- unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2014	95,411	835,860	28,346	959,617
Additions	726	1,254	703	2,683
Transferred from construction in progress	2,661	57,880	1,497	62,038
Disposals	(642)	(74,688)	(1,670)	(77,000)
Reclassification	(2)	67	(65)	—

Balance at 31 December 2014	98,154	820,373	28,811	947,338

Additions	509	883	733	2,125
Transferred from construction in progress	3,161	79,569	1,738	84,468
Tower Assets Disposal (Note 2)	(3,646)	(29,221)	(121)	(32,988)
Other disposals	(732)	(51,994)	(1,894)	(54,620)
Reclassification	13	(353)	340	—

Balance at 31 December 2015	97,459	819,257	29,607	946,323

Accumulated depreciation and impairment:
Balance at 1 January 2014	(40,505)	(524,863)	(19,908)	(585,276)
Depreciation charge for the year	(4,735)	(55,687)	(2,266)	(62,688)
Written backon disposals	592	71,351	1,559	73,502
Reclassification	2	(7)	5	—

Balance at 31 December 2014	(44,646)	(509,206)	(20,610)	(574,462)

Depreciation and impairment charge for the year	(4,662)	(56,862)	(2,332)	(63,856)
Written back on Tower Assets Disposal (Note 2)	1,520	13,051	52	14,623
Written back on other disposals	697	48,869	1,787	51,353
Reclassification	(11)	133	(122)	—

Balance at 31 December 2015	(47,102)	(504,015)	(21,225)	(572,342)

Net book value at 31 December 2015	50,357	315,242	8,382	373,981

Net book value at 31 December 2014	53,508	311,167	8,201	372,876

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

6.	Construction in Progress

RMB millions
Balance at 1 January 2014	44,157
Additions	74,585
Transferred to property, plant and equipment	(62,038)
Transferred to intangible assets	(3,523)

Balance at 31 December 2014	53,181
Additions	107,762
Tower Assets Disposal (Note 2)	(2,959)
Transferred to property, plant and equipment	(84,468)
Transferred to intangible assets	(4,413)

Balance at 31 December 2015	69,103

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

7.	Goodwill

	2015	2014
	RMB millions	RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,917

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.7% (2014: 10.3%). Cash flows beyond the five- year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

8.	Intangible Assets

Computer software RMB millions
Cost:
Balance at 1 January 2014	18,091
Additions	378
Transferred from construction in progress	3,523
Disposals	(239)

Balance at 31 December 2014	21,753

Additions	511
Transferred from construction in progress	4,413
Disposals	(376)

Balance at 31 December 2015	26,301

Accumulated amortisation and impairment:
Balance at 1 January 2014	(10,046)
Amortisation charge for the year	(2,923)
Written back on disposals	200

Balance at 31 December 2014	(12,769)

Amortisation charge for the year	(3,093)
Written back on disposals	300

Balance at 31 December 2015	(15,562)

Net book value at 31 December 2015	10,739

Net book value at 31 December 2014	8,984

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

9.	Investments in Subsidiaries

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2015 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity

China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$	168 million	Provision of international value- added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC		MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$	1	Provision of international value- added network services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC		300	Provision of e- commerce services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	10 January 2011	Australia		AUD1 million	Provision of international value- added network services

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

9.	Investments in Subsidiaries (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)	Principal activity

China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	RM500,000	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND6,300 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited Limited Company		2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC	11	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	17 June 2014	PRC	45	Provision of software technology

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.

10.	Interests in Associates

	2015 RMB millions	2014 RMB millions
Unlisted equity investments, at cost	36,325	3,219
Share of post-acquisition changes in net assets	(1,852)	887

	34,473	4,106

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

10.	Interests in Associates (continued)

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2015 RMB millions	2014 RMB millions
Current assets	38,586	9,676
Non-current assets	231,793	454
Current liabilities	47,717	244
Non-current liabilities	96,535	—
Operating revenues	10,325	—
Loss for the year	(2,944)	(114)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	(2,944)	(114)
Dividend received from the associate	—	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	126,127	9,886
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate (Note 2)	27.9%	29.9%
Group’s share of net assets of the associate	35,189	2,956
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal (Note 2)	(1,939)	—

Carrying amount of the associate in the consolidated financial statements of the Group	33,250	2,956

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

10.	Interests in Associates (continued)

	Shanghai Information Investment Incorporation
	2015 RMB millions	2014 RMB millions
Current assets	6,872	6,309
Non-current assets	7,943	7,773
Current liabilities	5,228	4,887
Non-current liabilities	3,716	3,680

Operating revenues	4,094	3,740
Profit for the year	342	236
Other comprehensive income for the year	—	—
Total comprehensive income for the year	342	236

Dividend received from the associate	9	10

Reconciled to the Group’s interests in the associate
Net assets of the associate	5,871	5,515
Non-controlling interests of the associate	(1,850)	(1,738)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	965	906

Carrying amount of the associate in the consolidated financial statements of the Group	965	906

11.	Investments

	2015 RMB millions	2014 RMB millions
Available-for-sale equity securities	1,597	945
Other unlisted equity investments	27	27

	1,624	972

Other unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

12.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2015 RMB millions	2014 RMB millions	2015 RMB millions	2014 RMB millions	2015 RMB millions	2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,291	1,156	—	—	1,291	1,156
Property, plant and equipment	3,174	1,788	(1,605)	(773)	1,569	1,015
Deferred revenues and installation costs	190	288	(130)	(189)	60	99
Available-for-sale equity securities	—	—	(326)	(163)	(326)	(163)

Deferred tax assets/(liabilities)	4,655	3,232	(2,061)	(1,125)	2,594	2,107

	Balance at 1 January 2015 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2015 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

13.	Inventories

Inventories represent:

	2015 RMB millions	2014 RMB millions
Materials and supplies	1,236	789
Goods for resale	5,045	3,436

	6,281	4,225

14.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	2015 RMB millions	2014 RMB millions
Accounts receivable
Third parties		22,766	22,853
China Telecom Group	(i)	492	329
Other telecommunications operators in the PRC		782	858
		24,040	24,040
Less: Allowance for doubtful debts		(2,935)	(2,478)

		21,105	21,562

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarises the changes in allowance for doubtful debts:

	2015 RMB millions	2014 RMB millions
At beginning of year	2,478	2,198
Impairment losses for doubtful debts	2,172	2,075
Accounts receivable written off	(1,715)	(1,795)

At end of year	2,935	2,478

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

14.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2015 RMB millions	2014 RMB millions
Current, within 1 month	10,001	11,273
1 to 3 months	2,181	2,600
4 to 12 months	1,821	1,865
More than 12 months	731	660

	14,734	16,398
Less: Allowance for doubtful debts	(2,393)	(2,355)

	12,341	14,043

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2015 RMB millions	2014 RMB millions
Current, within 1 month	3,648	3,012
1 to 3 months	1,618	1,679
4 to 12 months	2,199	1,924

More than 12 months	1,841	1,027

	9,306	7,642
Less: Allowance for doubtful debts	(542)	(123)

	8,764	7,519

Ageing analysis of accounts receivable that are not impaired is as follows:

	2015 RMB millions	2014 RMB millions
Not past due	19,263	19,408
Less than 1 month past due	1,154	1,356
1 to 3 months past due	688	798
Amounts past due	1,842	2,154

	21,105	21,562

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

15.	Prepayments and Other Current Assets

Prepayments and other current assets represent:

	2015 RMB millions	2014 RMB millions
Amounts due from China Telecom Group	732	818
Amounts due from China Tower	1,789	—
Amounts due from other telecommunications operators in the PRC	375	414
Prepayments in connection with construction work and equipment purchases	2,119	1,895
Prepaid expenses and deposits	3,622	3,398
Value-added tax recoverable	3,797	1,072
Other receivables	3,795	2,984

	16,229	10,581

16.	Cash and Cash Equivalents

	2015 RMB millions	2014 RMB millions
Cash at bank and in hand	30,916	18,660
Time deposits with original maturity within three months	953	1,776

	31,869	20,436

17.	Short-Term and Long-Term Debt and Payable

Short-term debt comprises:

	2015 RMB millions	2014 RMB millions
Loans from banks – unsecured	5,361	5,399
Super short-term commercial papers – unsecured	33,995	18,997
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	12,098	19,398

Total short-term debt	51,636	43,976

The weighted average interest rate of the Group’s total short-term debt as at 31 December 2015 was 3.1% (2014: 5.1%) per annum. As at 31 December 2015, the Group’s loans from banks and other loans bear interest at rates ranging from 3.9% to 5.6% (2014: 4.5% to 11.0%) per annum, and are repayable within one year; as at 31 December 2015, super short-term commercial papers bear interest at rates ranging from 2.1% to 3.0% (2014: 5.3% to 5.6%) per annum and were fully repaid by March 2016; the loans from China Telecom Group bear interest at rates from 3.5% to 4.5% (2014: 4.5%) per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

17.	Short-Term and Long-Term Debt and Payable (continued)

Long-term debt and payable comprises:

	Interest rates and final maturity	2015 RMB millions	2014 RMB millions
Bank loans – unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2030	2,463	10

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	470	491

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	261	349

Other currencies denominated		9	15

		3,203	865

Other loans – unsecured
Renminbi denominated		1	1

Amount due to China Telecommunications Corporation – unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Total long-term debt and payable		64,914	62,576

Less: Current portion		(84)	(82)

Non-current portion		64,830	62,494

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

17.	Short-Term and Long-Term Debt and Payable (continued)

Note:

(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks, and recognised the loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the loans was recognised as government grants in deferred revenue (Note 20).
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2015 and 2016 are 5.11% and 4.00%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group’s long-term debt and payable subsequent to 31 December 2015 are as follows:

	2015 RMB millions	2014 RMB millions
Within 1 year	84	82
Between 1 to 2 years	61,832	82
Between 2 to 3 years	206	61,792
Between 3 to 4 years	206	71
Between 4 to 5 years	224	71
Thereafter	2,362	478

	64,914	62,576

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 31 December 2015, the Group had unutilised committed credit facilities amounting to RMB128,839 million (2014: RMB130,488 million).

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

18.	Accounts Payable

Accounts payable are analysed as follows:

	2015 RMB millions	2014 RMB millions
Third parties	95,305	71,934
China Telecom Group	18,702	15,667
China Tower	3,272	—
Other telecommunications operators in the PRC	776	857

	118,055	88,458

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2015 RMB millions	2014 RMB millions
Due within 1 month or on demand	21,486	17,783
Due after 1 month but within 3 months	18,624	11,678
Due after 3 months but within 6 months	19,430	14,825
Due after 6 months	58,515	44,172

	118,055	88,458

19. Accrued Expenses and Other Payables Accrued expenses and other payables represent:

	Note	2015 RMB millions	2014 RMB millions
Amounts due to China Telecom Group		1,464	1,043
Amounts due to China Tower	(i)	3,097	—
Amounts due to other telecommunications operators in the PRC		31	72
Accrued expenses		17,715	16,289
Value-added tax payable		1,112	953
Customer deposits and receipts in advance		59,514	54,014
Dividend payable		1	71

		82,934	72,442

Note:

(i)	The amounts due to China Tower as at 31 December 2015 includes the cash injection amounting to RMB2,966 million pursuant to the Transfer Agreement. The amount was paid in February 2016.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

20.	Deferred Revenues

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortised portion of government grants (Note 17).

	2015 RMB millions	2014 RMB millions
Balance at beginning of year	1,858	2,431
Additions for the year
– calling cards	600	547
– government grants	1,041	—
	1,641	547
Reductions for the year
– amortisation of installation fees	(416)	(586)
– usage of calling cards	(582)	(534)
– amortisation of government grants	(19)	—
Balance at end of year	2,482	1,858
Representing:
– current portion	1,028	1,060
– non-current portion	1,454	798

	2,482	1,858

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2015, the unamortised portion of these costs was RMB560 million (2014: RMB818 million).

21.	Share Capital

	2015 RMB millions	2014 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

22.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2014	17,064	10,746	67,392	427	(944)	102,124	196,809
Total comprehensive income for the year	—	—	—	(43)	3	17,680	17,640
Dividends (Note 33)	—	—	—	—	—	(6,198)	(6,198)
Appropriations (Note (iii))	—	—	1,680	—	—	(1,680)	—
Balance as at 31 December 2014	17,064	10,746	69,072	384	(941)	111,926	208,251
Total comprehensive income for the year	—	—	—	492	129	20,054	20,675

Acquisition of non-controlling interests	(1)	—	—	–	—	—	(1)
Contribution from non-controlling interests	87	—	—	—	—	—	87
Dividends (Note 33)	—	—	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	—	—	(1,901)	—

Balance as at 31 December 2015	17,150	10,746	70,973	876	(812)	123,919	222,852

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

22.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2014, as previously reported	29,148	10,746	67,392	84,341	191,627
Change in accounting policy (Note 4)	—	—	—	405	405
Balance as at 1 January 2014, as restated	29,148	10,746	67,392	84,746	192,032
Total comprehensive income for the year, as restated	—	—	—	16,767	16,767
Appropriations (Note (iii))	—	—	1,680	(1,680)	—
Dividends (Note 33)	—	—	—	(6,198)	(6,198)

Balance as at 31 December 2014, as restated	29,148	10,746	69,072	93,635	202,601
Total comprehensive income for the year	—	—	—	19,505	19,505
Appropriations (Note (iii))	—	—	1,901	(1,901)	—
Dividends (Note 33)	—	—	—	(6,160)	(6,160)

Balance as at 31 December 2015	29,148	10,746	70,973	105,079	215,946

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

22.	Reserves (continued)

Note:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the consolidated financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the

Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.

(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2015, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended 31 December 2015, the Company transferred RMB1,901 million, being 10% of the year’s net profit, to this reserve. For the year ended 31 December 2014, the Company transferred RMB1,680 million, being 10% of the year’s net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2015 and 2014.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2015, the amount of retained earnings available for distribution was RMB105,079 million (2014: RMB93,635 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,461 million in respect of the financial year 2015 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 33).

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

23.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2015 RMB millions	2014 RMB millions
Wireline voice	(i)	29,610	33,587
Mobile voice	(ii)	48,983	54,673
Internet	(iii)	126,546	112,431
Value-added services	(iv)	39,044	38,419
Integrated information application services	(v)	27,299	26,939
Telecommunications network resource services and lease of network equipment	(vi)	17,635	17,332
Others	(vii)	42,085	41,013

		331,202	324,394

Note:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No. 43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

24.	Network Operations and Support Expenses

Included in the Group’s network operations and support expenses are as follows:

	2015 RMB millions	2014 RMB millions
Operating and maintenance	46,018	38,159
Utility	12,519	11,644
Property rental and management fee	14,117	9,224
Others	8,586	9,624

	81,240	68,651

25. Personnel Expenses
Personnel expenses are attributable to the following functions:

	2015 RMB millions	2014 RMB millions
Network operations and support	33,810	32,855
Selling, general and administrative	18,731	17,798

	52,541	50,653

26. Other Operating Expenses
Other operating expenses consist of:

	Note	2015 RMB millions	2014 RMB millions
Interconnection charges	(i)	12,329	12,483
Cost of goods sold	(ii)	34,963	33,836
Donations		18	23
Others	(iii)	1,533	1,176

		48,843	47,518

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

27.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2015 were RMB304,760 million (2014: RMB295,886 million) which include auditor’s remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB65 million and RMB2 million respectively (2014: RMB62 million and RMB6 million).

28.	Net Finance Costs

Net finance costs comprise:

	2015 RMB millions	2014 RMB millions
Interest expense incurred	4,900	5,958
Less: Interest expense capitalised*	(327)	(308)

Net interest expense	4,573	5,650
Interest income	(375)	(304)
Foreign exchange losses	154	21
Foreign exchange gains	(79)	(76)

	4,273	5,291

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–5.5%	4.5%–6.0%

29. Income Tax
Income tax in the profit or loss comprises:

	2015 RMB millions	2014 RMB millions
Provision for PRC income tax	7,127	5,237
Provision for income tax in other tax jurisdictions	74	58
Deferred taxation	(650)	203

	6,551	5,498

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

29.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Note	2015 RMB millions	2014 RMB millions
Profit before taxation		26,693	23,257

Expected income tax expense at statutory tax rate of 25%	(i)	6,673	5,814
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(400)	(248)
Differential tax rate on other subsidiaries’ income	(ii)	(25)	(31)
Non-deductible expenses	(iii)	431	347
Non-taxable income	(iv)	(75)	(243)
Others	(v)	(53)	(141)

Actual income tax expense		6,551	5,498

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses, losses on disposal of property, plant and equipment approved by tax authorities and other tax benefits.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

30. Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration of the Company’s Directors and Supervisors:

2015	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	160	426	84	—	670
Zhang Jiping	—	143	385	80	—	608
Yang Xiaowei	—	136	378	79	—	593
Sun Kangmin	—	143	378	80	—	601
Ke Ruiwen	—	136	378	75	—	589
Wang Xiaochu[1]	—	111	373	58	—	542
Chang Xiaobing[2]	—	53	53	27	—	133
Wu Andi[3]	—	34	284	24	—	342

Non-executive director
Zhu Wei	—	—	—	—	—	—

Independent non-executive directors
Tse Hau Yin	407	—	—	—	—	407
Cha May Lung	203	—	—	—	—	203
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	203	—	—	—	—	203

Supervisors
Sui Yixun[4]	—	104	131	42	—	277
Tang Qi	—	184	450	68	—	702
Zhang Jianbin	—	166	438	68	—	672
Hu Jing	—	98	338	63	—	499
Ye Zhong[4]	—	—	—	—	—	—
Shao Chunbao[5]	—	23	22	12	—	57
Du Zuguo[6]	—	—	—	—	—	—

	1,013	1,491	4,034	760	—	7,298

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

30.	Directors’ and Supervisors’ Remuneration (continued)

1	Mr. Wang Xiaochu resigned as an executive director of the Company on 24 August 2015.
2	Mr. Chang Xiaobing was appointed as an executive director of the Company on 23 October 2015 and resigned as an executive director of the Company on 30 December 2015.
3	Madam Wu Andi retired as an executive director of the Company on 10 February 2015.
4	Mr. Sui Yixun and Mr. Ye Zhong was appointed as supervisors of the Company on 27 May 2015.
5	Mr. Shao Chunbao resigned as a supervisor of the Company on 18 February 2015.
6	Mr. Du Zuguo resigned as a supervisor of the Company on 12 March 2015.
7	The independent non-executive directors’ remuneration were for their services as directors of the Company.
8	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

30.	Directors’ and Supervisors’ Remuneration (continued)

2014	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Wang Xiaochu	—	340	479	93	—	912
Yang Jie	—	340	479	92	—	911
Wu Andi	—	296	431	87	—	814
Zhang Jiping	—	296	423	89	—	808
Yang Xiaowei	—	296	423	88	—	807
Sun Kangmin	—	296	431	88	—	815
Ke Ruiwen	—	296	423	77	—	796

Non-executive directors
Zhu Wei[1]	—	—	—	—	—	—
Xie Liang[1]	—	—	—	—	—	—

Independent non-executive directors
Tse Hau Yin	394	—	—	—	—	394
Cha May Lung	197	—	—	—	—	197
Xu Erming	200	—	—	—	—	200
Wang Hsuehming[2]	114	—	—	—	—	114
Qin Xiao[2]	82	—	—	—	—	82
Wu Jichuan[2]	—	—	—	—	—	—

Supervisors
Shao Chunbao	—	296	416	70	—	782
Tang Qi	—	199	466	68	—	733
Zhang Jianbin	—	157	406	65	—	628
Hu Jing	—	97	327	58	—	482
Du Zuguo	—	—	—	—	—	—

Independent supervisor
Zhu Lihao[3]	42	—	—	—	—	42

	1,029	2,909	4,704	875	—	9,517

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

30.	Directors’ and Supervisors’ Remuneration (continued)

1	Mr. Xie Liang retired as a Non-executive Director of the Company on 29 May 2014. Mr. Zhu Wei was appointed as a Non-executive Director of the Company on 29 May 2014.
2	Mr. Qin Xiao and Mr. Wu Jichuan retired as Independent Non-executive Directors of the Company on 29 May 2014. Madam Wang Hsuehming was appointed as an Independent Non-executive Director of the Company on 29 May 2014.
3	Madam Zhu Lihao retired as an independent supervisor of the Company on 29 May 2014.
4	The independent non-executive directors’ remuneration were for their services as directors of the Company.
5	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

31.	Individuals With Highest Emoluments and Senior Management Remuneration

(a)	Five highest paid individuals

None of the five highest paid individuals of the Group for the year ended 31 December 2015 and 2014 were directors of the Company.

The aggregate of the emoluments in respect of the five (2014: five) individuals (non-directors) are as follows:

	2015 RMB thousands	2014 RMB thousands
Salaries, allowances and benefits in kind	6,042	7,869
Discretionary bonuses	9,087	2,532
Retirement scheme contributions	22	244

	15,151	10,645

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

31.	Individuals With Highest Emoluments and Senior Management Remuneration (continued)

(a)	Five highest paid individuals (continued)

The emoluments of the five (2014: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2015 Number of individuals	2014 Number of individuals
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB1,500,000	—	—
RMB1,500,001 – RMB2,000,000	2	2
RMB2,000,001 – RMB2,500,000	2	3
above RMB2,500,000	1	—

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

(b)	Senior management remuneration

The emoluments of the Group’s senior management are within the following bands:

	2015 Number of individuals	2014 Number of individuals
RMB0 – RMB1,000,000	22	23
RMB1,000,001 – RMB1,500,000	—	—
RMB1,500,001 – RMB2,000,000	—	—
RMB2,000,001 – RMB2,500,000	1	1

32.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2015, the consolidated profit attributable to equity holders of the Company includes a profit of RMB19,013 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2014, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,810 million which has been dealt with in the stand-alone financial statements of the Company.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

33.	Dividends

Pursuant to a resolution passed at the Board of Directors’ meeting on 23 March 2016, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,461 million for the year ended 31 December 2015 was proposed for shareholders’ approval at the annual general meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2015.

Pursuant to the shareholders’ approval at the annual general meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

Pursuant to the shareholders’ approval at the annual general meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

34.	Basic Earnings Per Share

The calculation of basic earnings per share for the years ended 31 December 2015 and 2014 is based on the profit attributable to equity holders of the Company of RMB20,054 million and RMB17,680 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

35.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases, and these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2015 and 2014, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

	2015 RMB millions	2014 RMB millions
Within 1 year	3,452	2,635
Between 1 to 2 years	2,564	1,921
Between 2 to 3 years	2,006	1,389
Between 3 to 4 years	1,532	1,021
Between 4 to 5 years	1,171	678
Thereafter	3,723	1,495

Total minimum lease payments	14,448	9,139

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2015 was RMB10,331 million (2014: RMB7,779 million).

Capital commitments

As at 31 December 2015 and 2014, the Group had capital commitments as follows:

	2015 RMB millions	2014 RMB millions
Contracted for but not provided
– property	403	422
– telecommunications network plant and equipment	9,745	6,743

	10,148	7,165

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that, no material contingent liabilities were assumed by the Group.

(b)	As at 31 December 2015 and 2014, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

35.	Commitments and Contingencies (continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

36.	Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, other non-current liabilities, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value Measurements

Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable, other non-current liabilities and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. As at 31 December 2015, the fair value of the Group’s available-for-sale equity investment securities are RMB1,597 million (2014: RMB945 million), respectively, based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

36.	Financial Instruments (continued)

(a)	Fair Value Measurements (continued)

The fair values of long-term debt and payable and other non-current liabilities are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable and other non-current liabilities is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable and other non-current liabilities, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2014: 1.0% to 6.6%). As at 31 December 2015 and 2014, the carrying amounts and fair values of the Group’s long-term debt and payable and other non-current liabilities were as follows:

	2015		2014
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	64,914	65,156	62,576	62,686
Other non-current liabilities	455	419	424	357

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 14.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

36.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2015
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	51,636	51,967	51,967	—	—	—
Long-term debt and payable	64,914	71,295	2,597	64,345	768	3,585
Accounts payable	118,055	118,055	118,055	—	—	—
Accrued expenses and other payables	82,934	82,934	82,934	—	—	—
Finance lease obligations	119	134	48	43	43	—
Other non-current liabilities	455	455	—	—	408	47

	318,113	324,840	255,601	64,388	1,219	3,632

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

36.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

	2014
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	43,976	44,133	44,133	—	—	—
Long-term debt and payable	62,576	72,093	3,243	3,243	65,107	500
Accounts payable	88,458	88,458	88,458	—	—	—
Accrued expenses and other payables	72,442	72,442	72,442	—	—	—
Other non-current liabilities	424	424	—	—	—	424

	267,876	277,550	208,276	3,243	65,107	924

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 17) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

36.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long-term debt and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2015		2014
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	3.0	50,806	5.0	43,156
Long-term debt	1.2	3,204	2.4	866

		54,010		44,022

Variable rate debt:
Short-term debt	4.8	830	5.6	820
Deferred consideration due to China Telecommunications Corporation (as defined in Note 17)	4.0	61,710	5.1	61,710

		62,540		62,530

Total debt		116,550		106,552

Fixed rate debt as a percentage of total debt		46.3%		41.3%

As at 31 December 2015, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB469 million (2014: RMB469 million).

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2014.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

36.	Financial Instruments (continued)

(b)	Risks (continued)

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 92.6% (2014: 93.1%) of the Group’s cash and cash equivalents and 99.4% (2014: 99.2%) of the Group’s short-term and long-term debt and payable as at 31 December 2015 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 17.

37.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and payable, and finance lease obligations. As at 31 December 2015, the Group’s total debt-to-total assets ratio was 18.5% (2014: 19.0%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

38.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Listing Rules and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Note	2015 RMB millions	2014 RMB millions
Purchases of telecommunications equipment and materials	(i)	5,288	3,729
Sales of telecommunications equipment and materials	(i)	2,855	3,089
Construction and engineering services	(ii)	19,888	15,478
Provision of IT services	(iii)	181	167
Receiving IT services	(iii)	1,365	1,171
Receiving community services	(iv)	2,860	2,885
Receiving ancillary services	(v)	12,718	11,549
Property lease income	(vi)	47	39
Property lease expenses	(vi)	673	695
Net transaction amount of centralised services	(vii)	486	246
Interconnection revenues	(viii)	59	45
Interconnection charges	(viii)	468	391
Internet applications channel services	(ix)	368	366
Interest on amounts due to and loans from China Telecom Group*	(x)	4,048	4,431
Lease of CDMA network facilities*	(xi)	226	193
Lease of inter-provincial transmission optic fibres*	(xii)	22	22
Lease of land use rights*	(xiii)	13	15

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.76 or 14A.90 of the Listing Rules.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

38.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 17).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

38.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	2015 RMB millions	2014 RMB millions
Accounts receivable	492	329
Prepayments and other current assets	732	818

Total amounts due from China Telecom Group	1,224	1,147

Accounts payable	18,702	15,667
Accrued expenses and other payables	1,464	1,043
Short-term debt	12,098	19,398
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	93,974	97,818

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 17.

As at 31 December 2015 and 2014, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

	Note	2015 RMB millions	2014 RMB millions
Tower Assets Disposal (Note 2)		30,131	—
Tower assets usage fee	(i)	2,742	—

Note:

(i)	Represent amounts paid and payable to China Tower for the usage of telecommunications towers and related assets.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

38.	Related Party Transactions (continued)

(b)	Transactions with China Tower (continued)

Amounts due from/to China Tower are summarised as follows:

	2015 RMB millions	2014 RMB millions
Prepayments and other current assets	1,789	—

Total amounts due from China Tower	1,789	—

Accounts payable	3,272	—
Accrued expenses and other payables	3,097	—

Total amounts due to China Tower	6,369	—

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 31 December 2015 and 2014, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2015 RMB thousands	2014 RMB thousands
Short-term employee benefits	9,859	11,598
Post-employment benefits	916	1,069

	10,775	12,667

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 40.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

38.	Related Party Transactions (continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 38(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

39.	Information About the Statement of Financial Position of the Company

Information about the statement of financial position of the Company at the end of the reporting period includes:

		31 December	31 December
		2015	2014
	Note	RMB millions	RMB millions
			(restated)
ASSETS

Non-current assets
Property, plant and equipment, net		371,555	370,796
Construction in progress		68,095	52,502
Lease prepayments		23,594	24,393
Goodwill		29,877	29,877
Intangible assets		9,861	8,456
Investments in subsidiaries	9	6,124	6,060
Interests in associates	4	34,316	3,965
Investments		1,624	971
Deferred tax assets		4,332	2,943
Other assets		3,231	3,881

Total non-current assets		552,609	503,844
Current assets
Inventories		2,262	2,022
Income tax recoverable		2	1,339
Accounts receivable, net		20,425	20,309
Prepayments and other current assets		11,854	7,936
Short-term bank deposits		58	52
Cash and cash equivalents		22,043	9,616

Total current assets		56,644	41,274

Total assets		609,253	545,118

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

39.	Information About the Statement of Financial Position of the Company (continued)

		31 December	31 December
		2015	2014
	Note	RMB millions	RMB millions
			(restated)
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		51,478	43,835
Current portion of long-term debt		84	82
Accounts payable		112,666	85,291
Accrued expenses and other payables		76,405	66,423
Income tax payable		2,000	190
Current portion of finance lease obligations		38	—
Current portion of deferred revenues		982	1,055

Total current liabilities		243,653	196,876

Net current liabilities		(187,009)	(155,602)

Total assets less current liabilities		365,600	348,242

Non-current liabilities
Long-term debt and payable		64,814	62,494
Finance lease obligations		81	—
Deferred revenues		1,451	798
Deferred tax liabilities		1,923	996
Other non-current liabilities		453	421

Total non-current liabilities		68,722	64,709

Total liabilities		312,375	261,585

Equity
Share capital		80,932	80,932
Reserves	22	215,946	202,601

Total equity		296,878	283,533

Total liabilities and equity		609,253	545,118

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

40.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the year ended 31 December 2015 were RMB6,584 million (2014: RMB6,229 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2015 was RMB791 million (2014: RMB669 million)

41.	Stock Appreciation Rights

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2015 and 2014, no stock appreciation right units were exercised. For the year ended 31 December 2015, compensation expense of RMB102 million was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended 31 December 2014, compensation expense of RMB130 million was recognised by the Group in respect of stock appreciation rights.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

41.	Stock Appreciation Rights (continued)

As at 31 December 2015, the carrying amount of the liability arising from stock appreciation rights was RMB152 million (2014: RMB254 million). As at 31 December 2015, 908 million stock appreciation right units vested but were not exercised, and 8.7 million stock appreciation right units were forfeited. The carrying amount of the corresponding liability was RMB152 million. As at 31 December 2014, 609 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB183 million.

42.	Accounting Estimates and Judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 3. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

42.	Accounting Estimates and Judgements (continued)

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 3(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended 31 December 2015, provision for impairment losses of RMB51 million were made against the carrying value of long-lived assets (2014 Nil). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2015

43.	Possible Impact of Amendments and New Standards Issued But Not Yet Effective for the Annual Accounting Period Ended 31 December 2015

Up to the date of issue of the consolidated financial statements, the IASB has issued the following amendments and new standards which are not yet effective and not early adopted for the annual accounting period ended 31 December 2015:

Effective for
accounting period
beginning on or after
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	1 January 2016
Amendments to IAS 1, “Disclosure Initiative”	1 January 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”	1 January 2016
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	1 January 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	1 January 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	1 January 2016
IFRS 14, “Regulatory Deferral Accounts”	1 January 2016
Amendments to IAS 7, “Disclosure Initiative”	1 January 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”	1 January 2017
IFRS 9, “Financial Instruments”	1 January 2018
IFRS 15, “Revenue from Contracts with Customers”	1 January 2018
IFRS 16, “Leases”	1 January 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

The Group is in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended on 31 December 2015. Except for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments and new standards is unlikely to have a significant impact on its financial position and the results of operations.

44.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Group as at 31 December 2015 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	Year ended 31 December
	2015	2014	2013	2012	2011
	RMB	RMB	RMB	RMB	RMB
Results of operation
Wirelinevoice	29,610	33,587	38,633	43,369	49,770
Mobile voice	48,983	54,673	58,217	49,166	38,628
Internet	126,546	112,431	99,394	87,662	74,994
Telecommunicationsnetwork resource services and lease of network equipment	17,635	17,332	17,586	15,737	14,321
Value-added services, integrated information application services and others	108,428	106,371	107,754	87,242	67,338
Upfront connection fees	—	—	—	—	98

Operating revenues	331,202	324,394	321,584	283,176	245,149
Depreciation and amortisation	67,664	66,345	69,083	49,666	51,241
Network operations and support	81,240	68,651	53,102	65,979	52,940
Selling, general and administrative	54,472	62,719	70,448	63,099	48,765
Personnel expenses	52,541	50,653	46,723	42,857	39,204
Other operating expenses	48,843	47,518	54,760	40,367	28,878

Operating expenses	304,760	295,886	294,116	261,968	221,028
Operating profit	26,442	28,508	27,468	21,208	24,121
Gain from Tower Assets Disposal	5,214	—	—	—	—
Net finance costs	(4,273)	(5,291)	(5,153)	(1,562)	(2,254)
Investment income	8	6	670	93	40
Share of (losses)/profits of associates	(698)	34	103	78	99

Profit before taxation	26,693	23,257	23,088	19,817	22,006
Income tax	(6,551)	(5,498)	(5,422)	(4,753)	(5,416)

Profit for the year	20,142	17,759	17,666	15,064	16,590

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	652	(54)	414	(228)	(205)
Deferred tax on change in fair value of available-for-sale equity securities	(163)	14	(104)	57	51
Exchange difference on translation of financial statements of subsidiaries outside mainland China	129	3	(79)	(2)	(105)
Share of other comprehensive income of associates	3	(3)	5	—	—

Other comprehensive income for the year, net of tax	621	(40)	236	(173)	(259)

Total comprehensive income for the year	20,763	17,719	17,902	14,891	16,331

Profit attributable to
Equityholders of the Company	20,054	17,680	17,545	14,949	16,494
Non-controlling interests	88	79	121	115	96

Profit for the year	20,142	17,759	17,666	15,064	16,590

Total comprehensive income attributable to
Equityholders of the Company	20,675	17,640	17,781	14,776	16,235
Non-controlling interests	88	79	121	115	96

Total comprehensive income for the year	20,763	17,719	17,902	14,891	16,331

Basic earnings per share	0.25	0.22	0.22	0.18	0.20

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

FINANCIAL SUMMARY

(Amounts in millions)

	As at 31 December of the year
	2015	2014	2013	2012	2011
	RMB	RMB	RMB	RMB	RMB
Financial condition
Property, plant and equipment, net	373,981	372,876	374,341	373,781	268,925
Construction in progress	69,103	53,181	44,157	32,500	18,475
Other non-current assets	108,369	75,674	71,958	73,635	72,218
Cash and bank deposits	34,388	21,815	18,357	32,829	29,279
Other current assets	43,720	37,728	34,426	32,546	30,434

Total assets	629,561	561,274	543,239	545,291	419,331

Current liabilities	255,929	206,325	200,098	193,610	127,397
Non-current liabilities	68,881	64,841	64,477	85,581	34,979

Total liabilities	324,810	271,166	264,575	279,191	162,376

Total equity attributable to equity holders of the Company	303,784	289,183	277,741	265,139	256,167
Non-controlling interests	967	925	923	961	788

Total equity	304,751	290,108	278,664	266,100	256,955

Total liabilities and equity	629,561	561,274	543,239	545,291	419,331

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2015 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	6.17	3.36	3.64	78.28	43.58	46.45

Number of issued shares: (as at 31 December 2015)	80,932,368,321

Market capitalization: (as at 31 December 2015)	HK$294.6 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2015.

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2015 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2015, the share capital of the Company comprised:

		Percentage of the
		total number of shares
	Number of shares	(%)
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2015:

		Percentage of the
		total number of H shares in issue
Name of shareholder	Number of shares	(%)
JPMorgan Chase & Co.	1,546,282,942	11.14

BlackRock, Inc.	1,193,143,254	8.60

UBS Group AG	884,575,547	6.37

The Bank of New York Mellon Corporation	834,090,669	6.01

Templeton Investment Counsel, LLC	694,050,154	5.00

CHINA TELECOM CORPORATION LIMITED    ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Dividend History

		Shareholder		Dividend per Share
Financial Year	Ex-Dividend Date	Approval Date	Payment Date	(HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095
2015 Final	30 May 2016	25 May 2016	15 July 2016	0.095	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the Annual General Meeting to be held on 25 May 2016.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com/://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2015 with the United States Securities and Exchange Commission by 30 April 2016.

2015 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2014”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, WWF. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2015”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Annual General Meeting

To be held at 11 a.m. on 25 May 2016 in Island Shangri-La Hong Kong

Registered office

Address:	31 Jinrong Street Xicheng District Beijing
PRC 100033
Tel:	86 10 6642 8166
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited

Address:	Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon

Address:	Shareowner Services
P.O. Box 30170
College Station
TX 77842-3170
Tel:	1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email:	shrrelations@cpushareownerservices.com

CHINA TELECOM CORPORATION LIMITED     ANNUAL REPORT 2015

CORPORATE CULTURE

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a world-class integrated information service provider

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com